    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                  PHYCOR, INC.
             (Exact name of registrant as specified in its charter)

                     TENNESSEE                                          62-1344801
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                      30 BURTON HILLS BOULEVARD, SUITE 400
                           NASHVILLE, TENNESSEE 37215
                                 (615) 665-9066
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                                JOSEPH C. HUTTS
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  PHYCOR, INC.
                      30 BURTON HILLS BOULEVARD, SUITE 400
                           NASHVILLE, TENNESSEE 37215
                                 (615) 665-9066
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------
                                   COPIES TO:

                J. CHASE COLE, ESQ.                                LESLIE E. DAVIS, ESQ.
        WALLER LANSDEN DORTCH & DAVIS, PLLC                   TESTA, HURWITZ & THIBEAULT, LLP
            2100 NASHVILLE CITY CENTER                      HIGH STREET TOWER, 125 HIGH STREET
          NASHVILLE, TENNESSEE 37219-8966                       BOSTON, MASSACHUSETTS 02110
                  (615) 244-6380                                      (617) 248-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [ ]   _________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [ ]   _________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED            PROPOSED
                                              AMOUNT             MAXIMUM             MAXIMUM            AMOUNT OF
        TITLE OF EACH CLASS OF                TO BE          OFFERING PRICE         AGGREGATE         REGISTRATION
     SECURITIES TO BE REGISTERED         REGISTERED(1)(2)     PER SHARE(3)      OFFERING PRICE(3)          FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per share..   7,360,000 shares        $33.00           $242,880,000           $73,600
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes up to 960,000 shares of Common Stock which the Underwriters have the option to purchase from the Company and the Selling Shareholders solely to cover over-allotments, if any.

(2) The Rights which are attached to the Common Stock being registered will be issued for no additional consideration. Therefore, no additional registration fee is required.

(3) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee and is based on the average high and low reported sales prices of the Common Stock on the Nasdaq Stock Market's National Market on February 4, 1997.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                FEBRUARY 5, 1997
                                6,400,000 SHARES

                                 PHYCOR LOGO (R)


                                  COMMON STOCK
                               ------------------
     All of the shares of Common Stock, no par value per share (the "Common Stock"), offered hereby are being offered by PhyCor, Inc. (the "Company"). The Common Stock of the Company is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "PHYC." On February 4, 1997, the last reported sale price for the Company's Common Stock was $32 3/4 per share.
                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
              SEE "RISK FACTORS" APPEARING ON PAGES 7 THROUGH 10.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                 PRICE                  UNDERWRITING                PROCEEDS
                                                   TO                  DISCOUNTS AND                   TO
                                                 PUBLIC                 COMMISSIONS                COMPANY(1)
--------------------------------------------------------------------------------------------------------------------
Per Share.............................             $                         $                         $
--------------------------------------------------------------------------------------------------------------------
Total(2)..............................             $                         $                         $
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses of the offering estimated at $800,000 payable by the Company.

(2) The Company and certain shareholders (the "Selling Shareholders") have granted the Underwriters a 30-day option to purchase up to 960,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will
     be $          , $          , $          and $          , respectively. See
     "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
  , 1997.

ALEX. BROWN & SONS
        INCORPORATED

              EQUITABLE SECURITIES CORPORATION

                            MERRILL LYNCH & CO.

                                        PIPER JAFFRAY INC.

                                                  SALOMON BROTHERS INC

              THE DATE OF THIS PROSPECTUS IS              , 1997.

                               PHYCOR LOGO (R)
                              OPERATING MARKETS

     [A map of the contiguous 48 states and Hawaii setting forth the location of each of the Company's multi-specialty medical clinics and independent practice associations is included here.]

                                ------------------

     PhyCor was incorporated in Tennessee in January 1988. Unless otherwise stated or the context otherwise requires, references in this Prospectus to "PhyCor" and the "Company" refer to PhyCor, Inc. and its subsidiaries. The Company's executive offices are located at 30 Burton Hills Boulevard, Suite 400, Nashville, Tennessee 37215, and its telephone number is (615) 665-9066.

                               ------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A OR ANY SUCCESSOR RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     PhyCor is a physician practice management company that acquires and operates multi-specialty medical clinics and develops and manages independent practice associations ("IPAs"). PhyCor's objective is to organize physicians into professionally managed networks that assist physicians in assuming increased responsibility for delivering cost-effective medical care, while attaining high-quality clinical outcomes and patient satisfaction. The Company operates 45 clinics with approximately 3,070 physicians in 26 states. The Company also manages IPAs, which are networks of independent physicians, that include over 9,300 physicians in 17 markets. The Company's affiliated physicians provide capitated medical services to approximately 825,000 members, including approximately 105,000 Medicare members.

     The Company's strategy is to position its affiliated multi-specialty medical clinics and IPAs to be the physician component of organized health care systems. PhyCor targets for acquisition primary care-oriented multi-specialty medical clinics with significant market shares and established reputations for providing quality medical care. The Company is also assisting independent physicians in particular markets in developing new physician groups that enter into long-term agreements with the Company. The Company focuses its IPA development and management efforts in markets that have characteristics indicating opportunities for rapid enrollment growth and attractive capitation rates. The Company generates increased demand for the services and capabilities of its affiliated physician organizations and achieves growth through the addition of physicians, the expansion of managed care relationships and the addition and expansion of ancillary services.

     PhyCor believes that primary care-oriented multi-specialty physician organizations are a critical element of organized health care systems, because physician decisions determine the cost and quality of care. PhyCor believes that physician-driven organizations, including multi-specialty medical clinics, IPAs and the combination of such organizations, present more attractive alternatives for physician consolidation than hospital or insurer/HMO-controlled organizations. The combination of PhyCor's multi-specialty medical clinic and IPA management capabilities and new group-formation efforts enables the Company to offer physician practice management services to substantially all types of physician organizations.

                              RECENT DEVELOPMENTS

     Since September 30, 1996, the Company has acquired the assets of four multi-specialty clinics with an aggregate of 307 physicians. In January 1997, PhyCor consummated its merger with Straub Clinic & Hospital, Incorporated ("Straub"), an integrated health care system with a 152-physician multi-specialty clinic and 159-bed acute care hospital located in Honolulu, Hawaii. In connection with the merger, PhyCor will also provide management services to a related 35-physician group. Currently, the Company has agreements in principle to acquire the assets of three additional multi-specialty physician clinics with an aggregate of approximately 160 physicians. These transactions are expected to be completed during the first quarter of 1997.

     On February 5, 1997, the Company announced that for the fourth quarter of 1996, net revenues were $230.8 million, an increase of 70.2% from $135.6 million for the comparable prior year period. Net earnings for the quarter totaled $11.2 million, or $0.18 per share, compared with net earnings of $7.0 million, or $0.12 per share, in the comparable prior year period, representing increases of 60.0% and 50.0%, respectively.

     For the year ended December 31, 1996, net revenues were $766.3 million, an increase of 73.5% from $441.6 million in the prior year. Net earnings for 1996 totaled $36.4 million, or $0.60 per share, compared with net earnings of $21.9 million, or $0.41 per share, representing increases of 66.2% and 46.3%, respectively.

                                  THE OFFERING

Common Stock offered................     6,400,000 shares

Common Stock to be outstanding after
  the offering......................     61,772,319 shares(1)

Use of proceeds.....................     To repay certain indebtedness and for
                                         general corporate purposes, including
                                         acquisitions.

Nasdaq National Market symbol.......     PHYC
---------------

(1) Excludes outstanding options to purchase 10,254,704 shares of Common Stock, subordinated debentures convertible into 5,172,414 shares of Common Stock, subordinated notes convertible into 3,227,828 shares of Common Stock, warrants exercisable for 881,212 shares of Common Stock and approximately 127,000 shares of Common Stock which may be issued from time to time to a physician group upon satisfaction of established financial performance criteria. See "Capitalization."

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            PRO FORMA(1)
                                                                                    ----------------------------
                                                              NINE MONTHS ENDED                     NINE MONTHS
                            YEAR ENDED DECEMBER 31,             SEPTEMBER 30,        YEAR ENDED        ENDED
                       ----------------------------------    --------------------   DECEMBER 31,   SEPTEMBER 30,
                         1993        1994          1995        1995        1996         1995           1996
                       --------    --------      --------    --------    --------   ------------   -------------
STATEMENT OF
  OPERATIONS DATA:
  Net revenue........  $167,381    $242,485      $441,596    $305,948    $535,562     $874,541       $734,288
  Net earnings.......     7,140(2)   11,675(2)     21,874      14,908      25,182       42,887         33,947
  Net earnings per
    share............  $   0.28(2) $   0.32(2)   $   0.41    $   0.29    $   0.42     $   0.74       $   0.54
  Weighted average
    shares and share
    equivalents......    25,869      36,329        53,510      51,786      60,555       57,730         62,992

                                                                           SEPTEMBER 30, 1996
                                                              ---------------------------------------------
                                                                                              PRO FORMA
                                                               ACTUAL     PRO FORMA(1)    AS ADJUSTED(1)(3)
                                                              --------    ------------    -----------------
BALANCE SHEET DATA:
  Working capital...........................................  $168,759     $  203,581        $  210,251
  Total assets..............................................   989,872      1,364,179         1,370,849
  Long-term debt(4).........................................   386,480        634,890           440,620
  Total shareholders' equity................................   431,709        439,376           640,316

                                                                                            NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                       --------------------------------   ---------------------
                                                         1993       1994         1995       1995        1996
                                                       --------   --------     --------   --------   ----------
STATISTICAL DATA:

  Clinic Operations:
    Affiliated physicians(5).........................       674      1,143        1,955      1,570        2,560
    Affiliated clinics(5)............................        18         22           31         28           40
    Number of states(5)..............................        11         15           20         19           22
    Same-clinic revenue growth(6)....................       8.5%      11.6%        18.1%      16.3%        17.0%
    Primary care physician percentage(5).............        52%        47%          51%        51%          54%

  IPA Operations(5):
    Markets..........................................        --          7(7)        13         13           17
    Members:
      Commercial.....................................        --    105,000(7)   180,000    158,000      283,000
      Medicare.......................................        --     24,000(7)    38,000     35,000       60,000
                                                       --------   --------     --------   --------   ----------
        Total members................................        --    129,000(7)   218,000    193,000      343,000

  Margin Data:
    Operating margin(8)..............................       7.1%       7.9%         8.9%       8.8%         9.1%
    Net margin.......................................       4.3%       4.8%         5.0%       4.9%         4.7%

  Net Physician Group and IPA Revenues:
    Net physician group revenues(9)..................  $264,721   $406,036     $709,380   $493,628   $  859,056
    IPA revenues(10).................................        --         --      146,975     99,840      171,778
                                                       --------   --------     --------   --------   ----------
        Total........................................  $264,721   $406,036     $856,355   $593,468   $1,030,834

  Percentage of Net Physician Group and IPA Revenues
      from:(11)
    Medicare/Medicaid................................        36%        32%          24%        25%          23%
    Managed care.....................................        24%        25%          35%        36%          41%
    Private pay/other................................        40%        43%          41%        39%          36%

Footnotes appear on the next page

---------------

 (1) Pro forma for all pending transactions and transactions completed after the beginning of the period as if such transactions were completed at the beginning of the period. See Unaudited Pro Forma Consolidated Financial Information.
 (2) Excluding the effect of the utilization of a net operating loss carryforward in 1993 and 1994, net earnings and net earnings per share would have been $5.1 million, or $0.20 per share, and $10.2 million, or $0.27 per share, in such years.
 (3) Adjusted to give effect to the application of the net proceeds to the Company of this offering, assuming a public offering price of $32.75.
 (4) Includes obligations under the Company's revolving credit agreement, mortgages, other notes payable and capital leases, convertible subordinated debentures, convertible subordinated notes payable to physician groups and deferred purchase price obligations.
 (5) As of the end of the period.
 (6) Represents the average net revenue growth achieved by affiliated clinics operated by the Company throughout both of the compared periods, adjusted for actual days of operation.
 (7) As of January 1, 1995.
 (8) Represents earnings before interest income, interest expense and income taxes as a percentage of net revenues.
 (9) Represents gross physician group revenue of clinics managed by the Company less provisions for doubtful accounts and contractual adjustments.
(10) Represents capitation and risk pool payments received under managed care contracts entered into by IPAs managed by the Company. Excludes payments to hospitals under such managed care contracts.
(11) As a percentage of combined IPA and net physician group revenue for IPAs and clinics affiliated with the Company at the end of the period.

     Except as otherwise specified (i) all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option (See "Underwriting") and (ii) all share amounts reflect the three-for-two stock splits effected as stock dividends on December 15, 1994, September 15, 1995 and June 14, 1996.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of PhyCor Common Stock. This discussion also identifies important cautionary factors that could cause PhyCor's actual results to differ materially from those projected in forward looking statements of the Company made by, or on behalf of, the Company. In particular, PhyCor's forward looking statements, including those regarding the acquisition of additional clinics, the development of additional IPAs, the adequacy of PhyCor's capital resources, the future profitability of capitated fee arrangements and other statements regarding trends relating to various revenue and expense items, could be affected by a number of risks and uncertainties including those described below.

     No Assurance of Continued Rapid Growth. PhyCor's continued growth is dependent upon its ability to achieve significant consolidation of multi-specialty medical clinics, to sustain and enhance the profitability of those clinics and to develop and manage IPAs. The process of identifying suitable acquisition candidates and proposing, negotiating and implementing an economically feasible affiliation with a physician group or formation or management of a physician network is lengthy and complex. Clinic and physician network operations require intensive management in a dynamic marketplace increasingly subject to cost containment pressures. There can be no assurance that PhyCor will be able to sustain its historically rapid rate of growth. The success of PhyCor's strategy to develop and manage IPAs is largely dependent upon its ability to form networks of physicians, to obtain favorable payor contracts, to manage and control costs and to realize economies of scale. Many of the agreements entered into by physicians participating in PhyCor-managed IPAs are not exclusive arrangements. The physicians, therefore, could join competing networks or terminate their relationships with the IPAs. There can be no assurance that PhyCor will continue to be successful in acquiring additional physician practice assets, establishing new IPA networks or maintaining relationships with affiliated physicians. See "Business -- Physician Networks."

     Additional Financings. PhyCor's multi-specialty medical clinic acquisition and expansion program and its IPA development and management plans require substantial capital resources. The operations of its existing clinics require ongoing capital expenditures for renovation and expansion and the addition of costly medical equipment and technology utilized in providing ancillary services. PhyCor may also, in certain circumstances, acquire real estate in connection with clinic acquisitions. PhyCor will require additional financing for the development of additional IPAs and expansion and management of its existing IPAs. The Company expects that its capital needs over the next several years will exceed capital generated from operations. The Company plans to incur indebtedness and to issue, from time to time, additional debt or equity securities, including the issuance of Common Stock or convertible notes in connection with transactions with newly affiliated physician groups. PhyCor's bank credit facility requires the lenders' consent for borrowings in connection with the acquisition of certain clinic assets. There can be no assurance that sufficient financing will be available or available on terms satisfactory to PhyCor. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Competition. The business of providing health care related services is highly competitive. Many companies, including professionally managed physician practice management companies like the Company, have been organized to pursue the acquisition of medical clinics, manage such clinics, employ clinic physicians or provide services to IPAs. Large hospitals, other multi-specialty clinics and other health care companies, health maintenance organizations ("HMOs") and insurance companies are also involved in activities similar to those of PhyCor. Some of these competitors have longer operating histories and significantly greater resources than PhyCor. There can be no assurance that PhyCor will be able to compete effectively, that additional competitors will not enter the market, or that such competition will not make it more difficult to acquire the assets of multi-specialty clinics on terms beneficial to PhyCor. See "Business -- Multi-Specialty Medical Clinics" and "Business -- Physician Networks."

     Risks Associated with Managed Care and Capitation; Reliance on Physician Networks. Many of the payor contracts entered into on behalf of PhyCor-managed IPAs are based on capitated fee arrangements. Under capitation arrangements, health care providers bear the risk, subject to certain loss limits, that the aggregate costs of providing medical services to the members will exceed the premiums received. Management fees are based, in part, upon a share of surplus, if any, of a capitated amount of revenue. Some agreements with payors also contain "shared risk" provisions under which PhyCor and the IPA can earn additional compensation based on utilization of hospital services by members and may be required to bear a portion of any loss in connection with such "shared risk" provisions. Any such losses could have a material adverse effect on PhyCor. The profitability of the managed IPAs is dependent upon the ability of the providers to effectively manage the per patient costs of providing medical services and the level of utilization of medical services. The management fees are also based upon a percentage of revenue collected by the IPAs. Any loss of revenue by the IPAs as a result of losing affiliated physicians, the termination of third party payor contracts or otherwise could have a material adverse effect on management fees derived by PhyCor from its management of IPAs. Through its service agreements, PhyCor also shares in capitation risk assumed by its affiliated physician groups. Managed care providers and management entities such as the Company are increasingly subject to liability claims arising from utilization management, provider compensation arrangements and other activities designed to control costs by reducing services. A successful claim on this basis against PhyCor or an affiliated clinic or IPA could have a material adverse effect on PhyCor.

     Risks of Changes in Payment for Medical Services. The profitability of PhyCor may be adversely affected by Medicare and Medicaid regulations, cost containment decisions of third party payors and other payment factors over which PhyCor has no control. The federal Medicare program has undergone significant legislative and regulatory changes in the reimbursement and fraud and abuse areas, including the adoption of the resource-based relative value scale ("RBRVS") schedule for physician compensation under Medicare, which has had and may continue to have a negative impact on PhyCor's revenue. Efforts to control the cost of health care services are increasing. Many of PhyCor's physician groups are becoming affiliated with provider networks, managed care organizations and other organized health care systems, which often provide fixed fee schedules or capitation payment arrangements which are lower than standard charges. Future profitability in the changing health care environment, with differing methods of payment for medical services, is likely to be affected significantly by management of health care costs, pricing of services and agreements with payors. Because PhyCor derives its revenues from the revenues generated by its affiliated physician groups and from its managed IPAs, further reductions in payments to physicians generally or other changes in payment for health care services could have an adverse effect on PhyCor.

     Additional Regulatory Risks. The health care industry and physicians' medical practices are highly regulated at the state and federal levels. Many state laws restrict the unlicensed practice of medicine, the splitting or sharing of fees with non-physician entities and the enforcement of non-competition agreements. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or state health programs. In addition, federal law requires that physician groups be included within a definition of "group practice" in order to be permitted to make referrals within the group. Federal antitrust law also prohibits conduct that may result in price-fixing or other anticompetitive conduct. Because of the structure of the relationships between PhyCor and the physician groups and its managed IPAs, there can be no assurance that review of PhyCor's business by courts or health care, tax, labor or other regulatory authorities will not result in determinations that could adversely affect the financial condition or results of operations of PhyCor or that the health care regulatory environment will not change in a manner that would restrict PhyCor's existing operations or limit the expansion of PhyCor's business or otherwise adversely affect PhyCor. In addition to civil and, in some cases, criminal penalties for violation of Medicare and Medicaid statutes, violators of these statutes may be excluded from participation in Medicare or state health programs.

     Risks Associated with Straub Transaction. In connection with the transaction with Straub, the Company provides certain management services to both a physician group practice and a hospital owned by the group. Because the hospital is subject to extensive regulation and because hospital management companies have, in some instances, been viewed as referral sources by federal regulatory agencies, the relationship between PhyCor and the physician group could come under increased scrutiny under the Medicare fraud and abuse law. In late 1995, prior to its association with PhyCor, Straub was served with a federal search warrant in connection with an investigation into Straub's billings and receivables practices, including with respect to Medicare, Medicaid and CHAMPUS. The investigation is ongoing, and no determination can be made at this time as to its outcome. The Company is indemnified by the physician group affiliated with Straub against any penalties imposed as a result of the investigation, and PhyCor believes that such indemnity will be sufficient to satisfy any claims made against PhyCor as a successor to Straub, although no assurance can be given in that regard. In addition, the federal government could in certain circumstances suspend or prevent Straub from participating in government programs, which would have a negative impact on PhyCor's revenues under its service agreement with Straub.

     Tax Audit. PhyCor has been the subject of an audit by the Internal Revenue Service (the "IRS") since 1991, and the IRS has proposed adjustments relating to the timing of recognition for tax purposes of certain revenue and deductions relating to uncollectible accounts. One proposed adjustment is a recharacterization, for tax purposes only, of PhyCor's relationships with its affiliated physician groups. PhyCor disagrees with the positions asserted by the IRS including any recharacterization and intends to vigorously contest these proposed adjustments. The Company believes that any adjustments resulting from resolution of this disagreement would not affect reported net earnings of PhyCor but would defer tax benefits and change the levels of current and deferred tax assets and liabilities. For the years under audit and, potentially, for subsequent years, any such adjustments could result in material cash payments by the Company. PhyCor does not believe the resolution of this matter will have a material adverse effect on its financial condition, although there can be no assurance as to the outcome of this matter.

     Applicability of Insurance Regulations. PhyCor, through its IPAs, enters into contracts and joint ventures with licensed insurance companies, such as HMOs, whereby PhyCor and its IPAs assume risk in connection with providing medical services under capitation arrangements. To the extent PhyCor or its managed IPAs are in the business of insurance as a result of entering into such risk sharing arrangements, they are subject to a variety of regulatory and licensing requirements applicable to insurance companies or HMOs. In connection with multi-specialty medical clinic acquisitions, PhyCor has and may continue to acquire HMOs previously affiliated with such clinics. The HMO industry is highly regulated at the state level and is highly competitive. Additionally, the HMO industry has been subject to numerous legislative initiatives within the past several years. There can be no assurance that developments in any of these areas will not have an adverse effect on PhyCor's wholly-owned HMOs or on HMOs in which PhyCor has a partial ownership interest or other financial involvement.

     Risks Inherent in Provision of Medical Services. The physician groups with which PhyCor affiliates and the physicians participating in networks developed and managed by PhyCor are involved in the delivery of medical services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants which may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. PhyCor does not control the practice of medicine by affiliated physicians or the compliance with certain regulatory and other requirements directly applicable to physicians, physicians networks and physician groups. PhyCor is indemnified under its service agreements for claims against the physician groups, maintains liability insurance for itself and negotiates liability insurance for the physicians affiliated with its clinics and under its management agreements for claims against the IPAs and physician members. Successful malpractice claims asserted against the physician groups, the managed IPAs, or PhyCor, however, could have a material adverse effect on PhyCor.

     Impact of Health Care Regulatory Changes. The United States Congress and many state legislatures routinely consider proposals to reform or modify the health care system, including measures that would control health care spending, convert all or a portion of government reimbursement programs to managed care arrangements, and balance the federal budget by reducing spending for Medicare and state health programs. These measures can affect a health care company's cost of doing business and contractual relationships. For example, recent developments that affect the Company's activities include: (i) federal legislation requiring a health plan to continue coverage for individuals who are no longer eligible for group health benefits and prohibiting the use of "pre-existing condition" exclusions that limit the scope of coverage; (ii) a Health Care Financing Administration policy prohibiting restrictions in Medicare risk HMO plans on a physician's recommending to patients other health plans and treatment options; and (iii) regulations imposing restrictions on physician incentive provisions in physician provider agreements. There can be no assurance that such legislation, programs and other regulatory changes will not have a material adverse effect on PhyCor.

     Dependence on Affiliated Physicians. Substantially all of PhyCor's revenue is derived from service or management agreements with PhyCor's affiliated clinics, the loss of certain of which could have a material adverse effect on PhyCor. In addition, any material decline in revenue by PhyCor's affiliated physician groups, whether as a result of physicians leaving the affiliated physician groups or otherwise, could have a material adverse effect on PhyCor. PhyCor and one of its smallest affiliated physician groups, with respect to which PhyCor has an investment representing less than 1% of PhyCor's total assets, are in discussions which may result in the sale of the clinic assets. While discussions are in a preliminary stage and PhyCor does not believe the ultimate outcome of this situation will have a material adverse effect on PhyCor, there can be no certainty at this time as to the resolution of this matter and its impact on PhyCor.

     Risks Associated with PhyCor Management Corporation ("PMC"). PMC, an entity in which PhyCor owns a minority interest, has been organized to develop and manage IPAs and provide development and other services to physician organizations. PMC is managed by PhyCor and has a PhyCor executive officer on its Board of Directors. PMC expects to operate at a loss during its first few years of operations. PhyCor is recognizing a pro rata portion of PMC's losses equal to PhyCor's minority equity interest in PMC. PMC has been organized so as not to be consolidated with PhyCor. Changes in structure or accounting rules or the exercise by PhyCor of its option to purchase PMC's Class B Common Stock prior to such time, if any, as PMC shall have become profitable could result in PhyCor being required to consolidate the operations of PMC. Such consolidation could cause PhyCor to recognize a greater percentage of PMC's operating losses which could have a material adverse effect on PhyCor. See "Business -- Physician Networks."

     Anti-takeover Considerations. The Company is authorized to issue up to 10,000,000 shares of preferred stock, the rights of which may be fixed by the Board of Directors. In February 1994, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is intended to encourage potential acquirors to negotiate with the PhyCor's Board of Directors and to discourage coercive, discriminatory and unfair proposals. PhyCor's stock incentive plans provide for the acceleration of the vesting of options in the event of a change in control, and PhyCor's Restated Charter provides for the classification of its Board of Directors into three classes, with each class of directors serving staggered terms of three years. Provisions in the executive officers' employment agreements provide for post-termination compensation, including payment of certain of the executive officers' salaries for 24 months, following a change in control. Most physician groups may terminate their service agreements with the Company in certain events, including a change in control of PhyCor which is not approved by a majority of PhyCor's Board of Directors. The former shareholders of North American Medical Management, Inc., an entity acquired by PhyCor in January 1995 which develops and manages IPAs, ("North American") have the right to repurchase the capital stock of North American in the event of a change of control which occurs prior to December 31, 1997. A change in control of PhyCor also constitutes an event of default under PhyCor's bank credit facility. The foregoing matters may, together or separately, have the effect of discouraging or making more difficult an acquisition or change of control of PhyCor.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby will be approximately $200.9 million ($229.2 million if the Underwriters' over-allotment option is exercised in full). Of the proceeds, the Company intends to utilize approximately $193.0 million to repay the Company's outstanding indebtedness under the Company's bank credit facility which currently bears interest at the weighted average rate of 6.07% and is payable beginning July 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company utilized the proceeds of such indebtedness to finance the acquisition of certain physician practice assets and for working capital and other general corporate purposes.

     The Company will utilize any remainder of the net proceeds to finance future acquisitions of the assets of additional single-specialty and multi-specialty clinics and individual physician practices, to develop and manage additional IPAs, to fund deferred purchase price obligations or for working capital and other general corporate purposes. Until utilized for the above purposes, the Company will invest any remaining net proceeds in short-term, interest bearing, investment grade instruments such as treasury bills, repurchase agreements and commercial paper. There can be no assurance that any pending acquisitions will be successfully concluded or that the Company will be successful in developing and managing additional IPAs.

     The Company will not receive any of the proceeds from any sale of shares by the Selling Shareholders pursuant to any exercise of the Underwriters' over-allotment option.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, on an actual basis, on a pro forma basis to reflect the Straub transaction, the four asset acquisitions completed after September 30, 1996 and three additional pending transactions, and on an as adjusted basis to reflect the pro forma capitalization and the application of proceeds of this offering. See "Business -- Multi-Specialty Medical Clinics" and Unaudited Pro Forma Consolidated Financial Information.

                                                                SEPTEMBER 30, 1996
                                                       -------------------------------------
                                                        ACTUAL     PRO FORMA     AS ADJUSTED
                                                       --------    ----------    -----------
                                                                  (IN THOUSANDS)
Current installments of long-term debt and
  obligations under capital leases...................  $  1,581    $   12,743    $   12,743
                                                       ========    ==========    ==========
Long-term debt:
  Revolving credit agreement.........................  $ 58,000    $  194,270    $       --
  Mortgages and other notes payable..................     4,325        35,399        35,399
  Obligations under capital leases...................     1,556         5,759         5,759
  4.5% Convertible Subordinated Debentures due 2003..   200,000       200,000       200,000
  Convertible subordinated notes payable to physician
     groups(1).......................................    65,699       111,427       111,427
  Purchase price payable.............................    56,900        88,035        88,035
Shareholders' equity:
  Preferred stock, no par value, 10,000,000 shares
     authorized; no shares outstanding...............        --            --            --
  Common stock, no par value, 250,000,000 shares
     authorized; 54,487,000 shares issued and
     outstanding(2)..................................   380,916       388,583       589,523
  Retained earnings..................................    50,793        50,793        50,793
                                                       --------    ----------    ----------
     Total shareholders' equity......................   431,709       439,376       640,316
                                                       --------    ----------    ----------
          Total capitalization.......................  $818,189    $1,074,266    $1,080,936
                                                       ========    ==========    ==========

---------------

(1) The convertible subordinated notes may be converted commencing on varying dates through 2001 at the option of the holders.

(2) Excludes approximately (a) 7.7 million shares of Common Stock reserved for issuance pursuant to outstanding options at an aggregate weighted average exercise price of $13.23 per share, (b) approximately 900,000 shares of Common Stock reserved for issuance pursuant to outstanding warrants at an aggregate weighted average exercise price of $22.51 per share, (c) 2.8 million shares of Common Stock reserved for issuance pursuant to outstanding subordinated convertible notes at an aggregated weighted average conversion price of $24.23 per share and (d) approximately 5.2 million shares of Common Stock reserved for issuance pursuant to convertible subordinated debentures at a conversion price of $38.67 per share. See Notes 8, 9 and 12 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data which have been derived from the consolidated financial statements of the Company as of and for the years ended December 31, 1991 through 1995. The financial statements as of and for the years ended December 31, 1991 through 1995 have been audited by KPMG Peat Marwick LLP. The financial statements as of and for the nine month periods ended September 30, 1995 and 1996 are unaudited. The Company's Statement of Operations data for each of the years in the three-year period ended December 31, 1995 and the Balance Sheet data as of December 31, 1994 and 1995 should be read in conjunction with and are qualified in their entirety by the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                                             NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                           -----------------------------------------------------------     ---------------------
                            1991         1992         1993         1994         1995         1995         1996
                           -------     --------     --------     --------     --------     --------     --------
STATEMENT OF OPERATIONS
  DATA:
Net revenue..............  $90,065     $135,866     $167,381     $242,485     $441,596     $305,948     $535,562
Operating expenses:
  Clinic salaries, wages
    and benefits.........   36,440       51,264       63,202       88,443      166,031      114,132      204,493
  Clinic supplies........   13,289       19,265       25,031       37,136       67,596       46,899       81,459
  Purchased medical
    services.............    6,201       10,122        8,920       11,778       17,572       12,571       15,295
  Other clinic
    expenses.............   15,010       22,813       28,174       40,939       71,877       49,346       88,737
  General corporate
    expenses.............    2,993        3,717        5,418        9,417       14,191       10,391       15,307
  Rents and lease
    expense..............    7,077       13,210       16,441       23,413       36,740       25,588       44,768
  Depreciation and
    amortization.........    4,228        6,397        8,394       12,229       21,445       15,084       28,158
  Interest income........     (348)        (629)        (309)      (1,334)      (1,816)      (1,086)      (2,792)
  Interest expense.......    3,842        4,481        3,878        3,963        5,230        3,666       10,761
  Minority interest in
    earnings of
    consolidated
    partnerships.........       --           --           --           --        6,933        4,980        8,429
  Provision for clinic
    restructuring(1).....       --       18,566           --           --           --           --           --
                           -------     --------     --------     --------     --------     --------     --------
    Net operating
      expenses...........   88,732      149,206      159,149      225,984      405,799      281,571      494,615
                           -------     --------     --------     --------     --------     --------     --------
    Earnings (loss)
      before income taxes
      and extraordinary
      item...............    1,333      (13,340)       8,232       16,501       35,797       24,377       40,947
Income tax expense.......      575          405        1,092        4,826       13,923        9,469       15,765
                           -------     --------     --------     --------     --------     --------     --------
    Earnings (loss)
      before
      extraordinary
      item...............      758      (13,745)       7,140       11,675       21,874       14,908       25,182
Extraordinary item -- tax
  benefit................      297           --           --           --           --           --           --
                           -------     --------     --------     --------     --------     --------     --------
    Net earnings
      (loss).............  $ 1,055     $(13,745)(2) $  7,140(3)  $ 11,675(3)  $ 21,874     $ 14,908     $ 25,182
                           =======     ========     ========     ========     ========     ========     ========
Earnings (loss) before
  extraordinary item per
  share..................  $  0.05     $  (0.57)    $   0.28     $   0.32     $   0.41     $   0.29     $   0.42
Extraordinary item per
  share..................     0.02           --           --           --           --           --           --
                           -------     --------     --------     --------     --------     --------     --------
Net earnings (loss) per
  share
  Primary................  $  0.07     $  (0.57)    $   0.28(3)  $   0.32(3)  $   0.41     $   0.29     $   0.42
                           =======     ========     ========     ========     ========     ========     ========
  Fully Diluted..........       --           --           --          .31           --           --           --
                           =======     ========     ========     ========     ========     ========     ========
Weighted average shares
  outstanding
  Primary................   14,236       23,942       25,869       36,329       53,510       51,786       60,555
  Fully diluted..........       --           --           --       43,427           --           --           --

                                                                    DECEMBER 31,
                                                 ---------------------------------------------------   SEPTEMBER 30,
                                                  1991       1992       1993       1994       1995         1996
                                                 -------   --------   --------   --------   --------   -------------
BALANCE SHEET DATA:
Working capital................................  $21,833   $ 35,920   $ 46,927   $ 80,533   $111,420     $168,759
Total assets...................................   92,538    141,442    171,174    351,385    643,586      989,872
Long-term debt(5)..............................   49,344     54,087     69,014     94,653    140,633      386,480
Total shareholders' equity.....................   25,466     53,879     70,005    184,125    388,822      431,709

---------------

(1) Relates to the non-recurring pre-tax charge to earnings of $18.6 million incurred in connection with the restructuring and sale of assets of the Miller Medical Clinic, which was formerly affiliated with PhyCor.
(2) Excluding the effect of the restructuring charge described in note (1), and a net operating loss carryforward, PhyCor's net earnings per share for 1992 would have been approximately $3.2 million and $.14 per share, respectively.
(3) Excluding the effect of the utilization of a net operating loss carryforward to reduce income taxes in 1993 and 1994, net earnings and net earnings per share would have been $5.1 million, or $0.20 per share, and $10.2 million, or $0.27 per share, in such years.
(4) Per share amounts and weighted average shares outstanding have been adjusted for the three-for-two stock splits effected in December 1994, September 1995 and June 1996.
(5) Includes obligations under the Company's revolving credit agreement, mortgages, other notes payable and capital leases, convertible subordinated debentures, convertible subordinated notes payable to physician groups and deferred purchase price obligations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company acquires and operates primary care-oriented multi-specialty medical clinics and develops and manages IPAs. Substantially all of the Company's revenue in 1995 and most of its revenue in the first three quarters of 1996 was earned under its service agreements. Revenue earned under the service agreements is equal to the net revenue of the clinics, less amounts retained by physician groups. The service agreements contain financial incentives for the Company to assist the physician groups in increasing clinic revenues and controlling expenses.

     To increase clinic revenue, the Company works with the affiliated physician group to recruit additional physicians, merge other physicians practicing in the area into the affiliated physician groups, negotiate contracts with managed care organizations and provide additional ancillary services. To reduce or control expenses, among other things, PhyCor utilizes national purchasing contracts for key items, reviews staffing levels to make sure they are appropriate and assists the physicians in developing more cost-effective clinical practice patterns.

     The Company has increased its focus on the development of IPAs to enable the Company to provide services to a broader range of physician organizations, to enhance the operating performance of existing clinics and to further develop physician relationships. The Company develops IPAs that may include affiliated clinic physicians to enhance the clinics' attractiveness to managed care organizations. The Company has also begun assisting independent physicians in particular markets in developing new physician groups that enter into long-term agreements with the Company.

     The table below indicates the number of clinics and physicians affiliated with the Company and provides certain information with respect to the Company's IPA operations at the end of the periods indicated:

                                                     DECEMBER 31,             SEPTEMBER 30,
                                             ----------------------------   -----------------
                                              1993      1994       1995      1995      1996
                                             -------   -------    -------   -------   -------
Clinic operations:
  Number of affiliated clinics.............       18        22         31        28        40(1)
  Number of affiliated physicians..........      674     1,143      1,955     1,570     2,560(1)
IPA operations:
  Number of markets........................       --         7(2)      13        13        17
  Number of commercial members.............       --   105,000(2) 180,000   158,000   283,000
  Number of Medicare members...............       --    24,000(2)  38,000    35,000    60,000

---------------

(1) Since September 30, 1996, the Company has acquired certain operating assets of clinics in Hattiesburg, Mississippi, Toledo, Ohio, Roanoke, Virginia, Honolulu, Hawaii and Palm Springs, California. These clinics, in the aggregate, represent an additional 494 affiliated physicians.
(2) As of January 1, 1995.

     During the first nine months of 1996, PhyCor acquired certain operating assets of ten multi-specialty clinics, including the South Bend Clinic, which the Company operated under a management agreement during November and December 1995, and numerous individual physician and single specialty practices, for a total consideration of $247.2 million. PhyCor also completed its acquisition of SPACO Management Company, Inc. (SPACO), an IPA management company in Dallas, Texas, and certain assets of Southwest Physician Associates, a 972-physician IPA associated with SPACO. The principal assets acquired were accounts receivable, property and equipment and service agreement costs, an intangible asset. The consideration for clinic asset acquisitions in the first nine months of 1996 consisted of approximately 67% cash, 25% liabilities assumed and 8% convertible notes, warrants and stock. The cash portion of the purchase price was funded by a combination of operating cash flow, proceeds from the issuance of convertible subordinated debentures, and borrowings under the Company's bank credit facility. Property and equipment acquired consists primarily of clinic operating equipment, although the Company does own certain land and buildings. Service agreement costs are amortized over the life of the related service agreement, with recoverability assessed periodically.

     Since September 30, 1996, the Company has acquired the assets of four multi-specialty clinics with an aggregate of 307 physicians. In January 1997, PhyCor consummated its merger with Straub, an integrated health care system with a 152-physician multi-specialty clinic and 159-bed acute care hospital located in Honolulu, Hawaii. In connection with the merger, PhyCor entered into a long-term service agreement with the 152-physician group associated with Straub and will provide management services to a related 35-physician group. Currently, the Company has agreements in principle to acquire the assets of three additional multi-specialty physician clinics with an aggregate of approximately 160 physicians. These transactions are expected to be completed during the first quarter of 1997.

RECENT OPERATING RESULTS

     The following table summarizes selected financial data of the Company for the three months and the years ended December 31, 1995 and 1996. All such information, other than the data for the year ended December 31, 1995, is derived from unaudited data. The Company believes that this information reflects all adjustments (consisting of only normally recurring adjustments) necessary for a fair presentation of the information for the periods presented:

                                                 THREE MONTHS
                                                    ENDED                  YEAR ENDED
                                                 DECEMBER 31,             DECEMBER 31,
                                             --------------------     --------------------
                                               1995        1996         1995        1996
                                             --------    --------     --------    --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue................................  $135,648    $230,763     $441,596    $766,325
Net earnings...............................     6,966      11,198       21,874      36,380
Earnings per common share..................  $   0.12    $   0.18     $   0.41    $   0.60
Weighted average shares and share
  equivalents..............................    59,418      62,114       53,510      61,096

     Net revenue increased from $135.6 million for the three months ended December 31, 1995 to $230.8 million for the three months ended December 31, 1996, an increase of 70.2%. Net revenue from the 23 service agreements in effect as of January 1, 1995 increased 13.5% in the fourth quarter. Same-clinic revenue growth resulted from the recruitment of new physicians, existing-market mergers and increases in net fees and patient volume. Net earnings increased from $7.0 million, or $0.12 per share, for the three months ended December 31, 1995 to $11.2 million, or $0.18 per share, for the three months ended December 31, 1996, increases of 60.0% and 50.0%, respectively. During the same time periods, the Company's weighted average shares outstanding increased to 62.1 million from
59.4 million.

     For the year ended December 31, 1996 compared to 1995, net revenue increased from $441.6 million to 766.3 million, an increase of 73.5%. Same-clinic revenue growth for 1996 was 16.1%. Net earnings increased from $21.9 million, or $0.41 per share, for the year ended December 31, 1995 to $36.4 million, or $0.60 per share, for the year ended December 31, 1996, increases of 66.2% and 46.3%, respectively. During the same time periods, the Company's weighted average shares outstanding increased to 61.1 million from 53.5 million.

RESULTS OF OPERATIONS

     The following table shows the percentage of net revenue represented by various expense categories reflected in the Company's Consolidated Statements of
Operations:

                                                                              NINE MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                  -----------------------    --------------
                                                  1993     1994     1995     1995     1996
                                                  -----    -----    -----    -----    -----
Net revenue.....................................  100.0%   100.0%   100.0%   100.0%   100.0%
Operating expenses:
  Clinic salaries, wages and benefits...........   37.8     36.5     37.6     37.3     38.2
  Clinic supplies...............................   15.0     15.3     15.3     15.3     15.2
  Purchased medical services....................    5.3      4.8      4.0      4.1      2.8
  Other clinic expenses.........................   16.8     16.9     16.3     16.2     16.6
  General corporate expenses....................    3.2      3.9      3.2      3.4      2.8
  Rents and lease expense.......................    9.8      9.7      8.3      8.4      8.4
  Depreciation and amortization.................    5.0      5.0      4.8      4.9      5.3
  Interest income...............................   (0.1)    (0.5)    (0.4)    (0.4)    (0.5)
  Interest expense..............................    2.3      1.6      1.2      1.2      2.0
  Minority interest in earnings of consolidated
     partnerships...............................     --       --      1.6      1.6      1.6
                                                  -----    -----    -----    -----    -----
     Net operating expenses.....................   95.1     93.2     91.9     92.0     92.4
                                                  -----    -----    -----    -----    -----
     Earnings before income taxes...............    4.9      6.8      8.1      8.0      7.6
Income tax expense..............................    0.6      2.0      3.1      3.1      2.9
                                                  -----    -----    -----    -----    -----
  Net earnings..................................    4.3%     4.8%     5.0%     4.9%     4.7%
                                                  =====    =====    =====    =====    =====

  Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

     Net revenue increased from $114.0 million for the third quarter of 1995 to $196.4 million for the third quarter of 1996, an increase of 72.3%, and from $305.9 million to $535.6 million for the first nine months of 1995 compared to 1996, an increase of 75.1%. Net revenue from the 23 service agreements in effect for both periods increased by 14.8% for the third quarter and 17.0% for the first nine months of 1996 compared with the same periods in 1995. Same clinic growth resulted from the addition of new physicians, the expansion of ancillary services, increases in patient volume and increases in fees. The remaining increase was the result of the acquisition of clinic assets.

     During the third quarter and the first nine months of 1996, most categories of operating expenses were relatively unchanged as a percentage of net revenue when compared to the same periods in 1995, despite the large increase in the amount of such expenses resulting from acquisitions and clinic growth. The increase in clinic salaries, wages and benefits resulted from the acquisition of clinics with higher levels of these expenses compared to the existing base of clinics and the addition of primary care physicians at existing clinics. The ratio of staffing costs to net revenues is higher for primary care practices than for specialty care. The reductions in purchased medical services as a percentage of net revenue resulted from the Company's continuing efforts to reduce clinic operating costs by improving the productivity of non-physician personnel and limiting payments for outside medical services. While general corporate expenses decreased as a percentage of net revenue, the dollar amount of general corporate expenses increased as a result of the addition of corporate personnel to accommodate increased acquisition activity and to respond to increasing physician group needs for support in managed care negotiations, information systems implementation and clinical outcomes management programs.

     Income tax expense increased from the prior year as a result of the Company's increased profitability. The Company expects an effective tax rate of approximately 38.5% in 1996.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net revenue increased from $242.5 million to $441.6 million for 1995, an increase of 82.1%. Net revenue from the 17 service agreements in effect during both periods increased 18.1% in 1995 compared with the same period in 1994. Same clinic growth resulted from the addition of new physicians, the expansion of ancillary services, increases in patient volume and increases in fees. The remaining increase was the result of the acquisition of clinic assets and the acquisition of North American.

     During 1995, most categories of operating expenses were relatively unchanged as a percentage of net revenue when compared to the same period in 1994, despite the large increase in the dollar amounts resulting from acquisitions and clinic growth. The increase in clinic salaries, wages and benefits resulted from the acquisition of clinics with higher levels of these expenses compared to the existing base of clinics and the addition of primary care physicians at the existing clinics. The ratio of staffing costs to net revenues is higher for primary care practices than for specialty care. The reductions in purchased medical services resulted from the Company's continuing efforts to reduce clinic operating costs by improving the productivity of non-physician personnel and limiting payments for outside medical services. While general corporate expenses decreased as a percentage of net revenue, the dollar amount of general corporate expenses increased as a result of the addition of corporate personnel and other costs to accommodate operations, increased acquisition activity and to respond to increasing physician needs for support in managed care negotiations, information systems implementation and clinical outcomes management programs. The decrease in other clinic expenses and rents and leases as a percentage of net revenue resulted from the acquisition of clinics with lower levels of these expenses compared to the existing base of clinics. Minority interest in earnings of consolidated partnerships relate to the IPA operations of North American, which was acquired in 1995.

     Income tax expense increased from the prior year as a result of the Company's increased profitability and the fact that benefits relating to net operating loss carryforwards were substantially consumed during 1994. The Company had an effective tax rate of approximately 39% in 1995.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net revenue increased from $167.4 million for 1993 to $242.5 million for 1994, an increase of $75.1 million, or 44.9%. Approximately $61.7 million, or 82.2% of the increase, was the result of the acquisition of clinic assets in 1993 and 1994. Net revenue from the 13 service agreements in effect for both years increased by $20.0 million, or 11.6%. Same clinic growth resulted from the addition of new physicians, the expansion of ancillary services, increases in patient volume and increases in fees.

     During 1994, most categories of operating expenses were relatively stable as a percentage of net revenue when compared to 1993, despite the large increase in the dollar amounts resulting from acquisitions and clinic growth. The reductions in clinic salaries, wages and benefits and purchased medical services resulted from the Company's continuing efforts to reduce clinic operating costs by improving the productivity of non-physician personnel and limiting payments for outside medical services. The increase in general corporate expenses is the result of the addition of corporate personnel to handle the increased acquisition activity and to respond to increasing physician needs for support in managed care negotiations, information systems implementation, and clinical outcomes management programs. Interest expense decreased as a result of decreased borrowing levels and the conversion of convertible debentures into Common Stock.

     Income tax expense increased dramatically from the prior year as a result of the Company's increased profitability and the fact that remaining net operating loss carryforwards, which significantly reduced tax expense in prior years, were fully used during 1994.

  Summary of Operations by Quarter

     The following table presents unaudited quarterly operating results for 1994 and 1995 and the first three quarters of 1996. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

                                 1994 QUARTER ENDED              1995 QUARTER ENDED
                       ---------------------------------------   ------------------
                       MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31   JUNE 30
                       --------   -------   --------   -------   --------   -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue..........  $49,765    $50,458   $63,183    $79,079   $92,764    $99,146
Earnings before
  taxes..............    2,776      3,676     4,321      5,728     6,845      7,508
Net earnings.........    2,332      3,088     2,704      3,551     4,176      4,617
Net earnings per
  share..............  $  0.08    $  0.09   $  0.07    $  0.08   $  0.09    $  0.09
Adjusted earnings per
  share(1)...........  $  0.06    $  0.06   $  0.07    $  0.08   $  0.09    $  0.09

                       1995 QUARTER ENDED          1996 QUARTER ENDED
                       -------------------   ------------------------------
                       SEPT. 30   DEC. 31    MARCH 31   JUNE 30    SEPT. 30
                       --------   --------   --------   --------   --------
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue..........  $114,038   $135,648   $162,501   $176,643   $196,418
Earnings before
  taxes..............    10,024     11,420     12,504     13,690     14,753
Net earnings.........     6,115      6,966      7,690      8,419      9,073
Net earnings per
  share..............  $   0.11   $   0.12   $   0.13   $   0.14   $   0.15
Adjusted earnings per
  share(1)...........  $   0.11   $   0.12   $   0.13   $   0.14   $   0.15

---------------

(1) Adjusted to exclude the effect of tax loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996, the Company had $168.8 million in working capital, up from $111.4 million as of December 31, 1995. Also, the Company generated $14.3 million of cash flow from operations for the third quarter of 1996 compared to $11.5 million for the third quarter of 1995 and $36.7 million for the first nine months of 1995 compared to $28.6 million for the same period in 1995. At September 30, 1996, net accounts receivable of $249.5 million amounted to 74 days of net clinic revenue compared to $216.2 million and 70 days at June 30, 1996 and $152.3 million and 73 days at September 30, 1995. The increase is attributable to growth in revenues at the Company's clinics and seasonal factors affecting payments from some payors.

     During February 1996, the Company completed a public offering of convertible subordinated debentures, which mature in 2003. Gross and net proceeds from the offering were $200.0 million and approximately $194.4 million, respectively. The debentures were priced at par with a coupon rate of 4.5% and are convertible into the Company's common stock at $38.67 per share. The debentures may not be redeemed at the Company's option prior to February 15, 1998. From February 15, 1998 to February 15, 1999, the debentures may be redeemed only if the price of the Company's common stock exceeds $54.13. From February 15, 1999 to maturity, the debentures may be redeemed by the Company at prices decreasing from 102.572% of par value to par value. As a result of the issuance of convertible subordinated debentures during 1996, debt was 47.2% of total capitalization at September 30, 1996, compared to 26.6% at the end of 1995.

     In the first nine months of 1996, $6.3 million of convertible subordinated notes issued in connection with physician group asset acquisitions were converted into common stock. These conversions, option exercises and net earnings for the first nine months of 1996 resulted in an increase of $42.9 million in shareholders' equity compared to December 31, 1995.

     Capital expenditures during the first nine months of 1996 totaled $36.1 million. The Company is committed to make specified levels of capital expenditures, including the financing of the acquisition of the assets of physician practices, under its service agreements. The Company expects to make approximately $14 million in capital expenditures during the remainder of 1996.

     Effective January 1, 1995, the Company completed its acquisition of North American. The Company paid $20.0 million at closing and may make additional future payments pursuant to an earnout formula during 1996, 1997, and 1998 of up to an aggregate of $70.0 million. The total acquisition consideration may increase to a maximum of $130.0 million in the event of future acquisitions by North American of additional interests in IPA management entities. The first of such payments was made in 1996 and totaled approximately $13.9 million in cash. Of the future payments to be made, a portion may be payable in shares of the Company's common stock. In addition, deferred acquisition payments are payable to physician groups in the event such physician groups attain predetermined financial targets during established periods of time following the acquisitions. If each group satisfied their applicable financial targets for the periods covered, the Company would be required to pay an aggregate of approximately $64.0 million of additional consideration over the next five years, of which $23.6 million would be payable during the remainder of 1997. The Company may exercise its option to acquire the outstanding Class B Common Stock of PMC before the end of 1997. In accordance with the terms of the option, the aggregate purchase price for these shares at that time would be approximately $18 to $19 million.

     Total consideration for the pending acquisition of Guthrie Clinic and three other clinic transactions with which the Company has reached agreements in principle is expected to be approximately $137.8 million of which approximately $58.5 million is expected to be paid in cash at closing. The remaining consideration will be payable in a combination of deferred cash payments, assumption of liabilities, subordinated convertible notes, warrants or common stock.

     PhyCor has been the subject of an audit by the IRS since 1991, and the IRS has proposed adjustments relating to the timing of recognition for tax purposes of certain revenue and deductions relating to uncollectible accounts. PhyCor disagrees with the positions asserted by the IRS and intends to vigorously contest these proposed adjustments. The Company believes that any adjustments resulting from resolution of this disagreement would not affect reported net earnings of PhyCor but would defer tax benefits and change the levels of current and deferred tax assets and liabilities. For the years under audit and, potentially, for subsequent years, any such adjustments could result in material cash payments by the Company. PhyCor does not believe the resolution of this matter will have a material adverse effect on its financial condition, although there can be no assurance as to the outcome of this matter.

     In July 1996, the Company completed modifications to its bank credit facility which included the revision of certain terms and conditions and the addition of six participating financial institutions. The Company's bank credit facility provides for a five year, $200.0 million revolving line of credit and a $100.0 million 364-day facility for use by the Company prior to July 2001, for acquisitions, working capital, capital expenditures and general corporate purposes. As of January 28, 1997, $193.0 million in borrowings were outstanding under the Company's bank credit facility. The bank credit facility provides that borrowings under the facility bear interest at the agent's base rate or .25% to
 .55% above the applicable Eurodollar rate. The Company is required to pay a facility fee of between .10% to .25% per annum on the commitments, payable quarterly in arrears, until the commitments are terminated. The total drawn cost of borrowings under the bank credit facility ranges from .375% to .75% above the applicable Eurodollar rate.

     The bank credit facility contains covenants which, among other things, require the Company to maintain certain financial ratios and impose certain limitations or prohibitions on the Company with respect to (i) the incurring of certain indebtedness, (ii) the creation of security interests on the assets of the Company, and (iii) the payment of cash dividends on, and the redemption or repurchase of, securities of the Company, investments and acquisitions. The Company is required to obtain bank consent for an acquisition with an aggregate purchase price of $50.0 million or more. The Company was in compliance with such covenants at December 31, 1996.

     At September 30, 1996, the Company had cash and cash equivalents of approximately $31.3 million and, as of January 28, 1997, has $106.2 million available under its bank credit facility. The Company believes that the combination of funds available from the proceeds of this offering and under its bank credit facility, together with cash reserves and cash flow from operations, will be sufficient to meet the Company's current planned acquisition, expansion, capital expenditures and working capital needs for the next 12 months. In addition, in order to provide the funds necessary for the continued pursuit of the Company's long-term expansion strategy, PhyCor expects to continue to incur, from time to time, additional short-term and long-term bank indebtedness and to issue equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

                                    BUSINESS

     PhyCor is a physician practice management company that acquires and operates multi-specialty medical clinics and develops and manages IPAs. PhyCor's objective is to organize physicians into professionally managed networks that assist physicians in assuming increased responsibility for delivering cost-effective medical care while attaining high-quality clinical outcomes and patient satisfaction. The Company operates 45 clinics with approximately 3,070 physicians in 26 states. The Company also manages IPAs, which are networks of independent physicians, that include over 9,300 physicians in 17 markets. The Company's affiliated physicians provide capitated medical services to approximately 825,000 members, including approximately 105,000 Medicare members.

     PhyCor believes that primary care-oriented physician organizations are a critical element of organized health care systems, because physician decisions determine the cost and quality of care. PhyCor believes that physician-driven organizations, including multi-specialty medical clinics, IPAs and the combination of such organizations, present more attractive alternatives for physician consolidation than hospital or insurer/HMO-controlled organizations. The combination of PhyCor's multi-specialty medical clinic and IPA management capabilities and new group-formation efforts enables the Company to offer physician practice management services to substantially all types of physician organizations.

INDUSTRY TRENDS

     In 1995, there were approximately 613,000 non-federal physicians in the United States, an increase of 82% from 1980. In 1994, physicians' direct billings aggregated approximately $180 billion, representing about 22% of total health care spending in the United States. In 1993, approximately 41% of practicing physicians were primary care physicians and the remainder were specialists.

     Two important trends have emerged in the physician sector in recent years. First, physicians have increasingly elected to practice medicine as part of a group practice rather than as a sole practitioner or partnership. As of 1995, 34% of physicians in the United States were part of a group practice, up from 26% in 1980. In 1995, there were approximately 19,500 group practices in the United States, 22% of which were multi-specialty oriented. The size of these clinics by number of physicians was as follows:

                                                                             NUMBER
                                                               NUMBER          OF
                         GROUP SIZE                           OF GROUPS    PHYSICIANS
                         ----------                           ---------    ----------
  >100 Physicians...........................................      238        64,770
  50-99.....................................................      226        15,193
  10-49.....................................................    3,184        56,976
  3-9.......................................................   15,830        73,871

     The second major trend that has emerged in recent years is the rise of for-profit, professionally managed physician practice management companies ("PPMs"). PPMs emerged in the late 1980s in response to: (i) the desire of physicians to better position themselves competitively for managed care and integrated health care delivery systems; (ii) the desire of physicians to access professional-management expertise; (iii) the need of physicians for capital to expand clinic operations; (iv) physicians' desire for liquidity in their practice investments; and (v) the increasing business complexity of group practice operations. While the PPM industry has grown rapidly in recent years, the Company estimates that publicly traded PPMs represent less than 5% of total physician billings in the United States.

     The Company believes that the health care industry will continue to be driven by local market factors and that organized providers of health care, like IPAs, will play a significant role in delivering cost-effective, quality medical care. IPAs offer physicians an opportunity to participate in expanding organized health care systems and assistance in contracting with insurance companies and HMOs and other large purchasers of health care services.

     Certain of the foregoing statistical information is derived from reports published by the Health Care Financing Administration and other industry sources.

MULTI-SPECIALTY MEDICAL CLINICS

     A multi-specialty medical clinic provides a wide range of primary and specialty physician care and ancillary services through an organized physician group practice representing various medical specialties. Multi-specialty medical clinics historically have been locally owned organizations managed by practicing physicians.

     Management believes, based on patient and physician surveys and other data available to it, that the number of multi-specialty clinics and the number of physicians practicing in such clinics will continue to increase for a variety of reasons.

     - Multi-specialty clinics are favored by managed care organizations because of the large number and variety of physicians and services and the expectation that multi-specialty clinics will be able to control hospital utilization and total health care costs more effectively than other providers.

     - Multi-specialty clinics have the critical mass of primary care and specialist physicians and patients necessary to provide a comprehensive range of services as the focus of medical care shifts from the inpatient setting to alternate sites. In addition, multi-specialty clinics have the resources to assume responsibility for capitation arrangements and other managed care contracts for large patient groups.

     - Multi-specialty clinics are effectively positioned in the evolving health care environment because of their ability to control the cost and to improve the quality of care by affecting physician decisions.

     - Multi-specialty clinics, as physician-driven organizations, represent an attractive alternative to other physician consolidation models and are the practice model most likely to maximize the competitive position of physicians within organized health care networks.

     - Multi-specialty clinics are generally recognized for high quality medical care.

     - Multi-specialty clinics are more attractive to patients because of the convenience afforded by the availability of a wide range of primary and specialty care and ancillary services.

     - Multi-specialty clinics enable physicians to pool their resources to finance sophisticated medical equipment, technology and support services.

     The Company generates increased demand for the services and capabilities of its affiliated physician organizations and achieves growth through the addition of physicians, the expansion of managed care relationships and the addition and expansion of ancillary services. During 1996, the Company assisted its affiliated clinics in recruiting approximately 320 new physicians. The Company merged the practices of approximately 140 additional physicians into its existing clinics. The Company is also assisting formerly unaffiliated physicians in particular markets to develop new physician groups which enter into a long-term service agreements with the Company. In addition, the Company is developing physician networks around its physician groups to enhance managed care contracting and to provide the physician component of organized health care systems. Physicians in affiliated physician groups may participate in IPAs developed and managed by North American or PMC. See "Physician Networks." PhyCor is also positioning the clinics for participation in organized health care systems by establishing strategic alliances with HMOs, insurers, hospitals and other health care providers and by enhancing medical management systems.

     The Company believes that continued growth will result from its demonstrated ability to improve and expand the health care services provided through its clinics, to enhance operating efficiency and profitability at the clinics, to earn and maintain the trust and confidence of the physician groups and to assist physicians in managing the operation of its clinics in a way that reduces the utilization and cost of health care services while achieving desired clinical outcomes.

                                                                          PERCENTAGE OF     NO. OF        PHYCOR
                                                    YEAR     NUMBER OF    PRIMARY CARE      MEDICAL     OPERATIONS   SERVICE
           CLINIC                  LOCATION        FOUNDED   PHYSICIANS    PHYSICIANS     SPECIALTIES   COMMENCED     SITES
           ------                  --------        -------   ----------   -------------   -----------   ----------   -------
Green Clinic................  Ruston, LA            1948          36            47%           16        Oct. 1988       2
Doctors' Clinic.............  Vero Beach, FL        1969          39            46            19        Jan. 1989       5
Nalle Clinic................  Charlotte, NC         1921         119            54            23        Feb. 1990      10
Greeley Medical Clinic......  Greeley, CO           1933          40            55            15        Oct. 1990       4
Pueblo Physicians...........  Pueblo, CO            1970          43            56            13       Sept. 1991       7
First Coast Medical Group...  Jacksonville, FL      1921         103            68            18        Nov. 1991      54
Sadler Clinic...............  Conroe, TX            1955          39            54            15        Jan. 1992       7
Diagnostic Clinic...........  San Antonio, TX       1972          45            53            16        Jan. 1992       5
Virginia Physicians.........  Richmond, VA          1923         108            74            18        Feb. 1992      17
Valley Diagnostic Medical
  and Surgical Clinic.......  Harlingen, TX         1954          23            44            13        Aug. 1992       2
Laconia Clinic..............  Laconia, NH           1938          24            54            13       Sept. 1992       2
Olean Medical Group.........  Olean, NY             1937          32            44            15        Nov. 1992       2
Holston Medical Group.......  Kingsport, TN         1975          45            71            13        Jan. 1993      12
The Medical & Surgical
  Clinic of Irving..........  Irving, TX            1961          33            70            11        Mar. 1993       2
Simon-Williamson Clinic.....  Birmingham, AL        1935          52            75            14        July 1993       9
Medical Arts Center.........  Dixon, IL             1986          28            39            14        Oct. 1993       6
Medical Arts Clinic.........  Corsicana, TX         1952          42            50            18        Jan. 1994       5
Lexington Clinic............  Lexington, KY         1920         160            47            25        Feb. 1994      22
Southern Plains Medical
  Center....................  Chickasha, OK         1946          32            53            15        Aug. 1994       2
Holt-Krock Clinic...........  Fort Smith, AR        1921         155            44            23       Sept. 1994      20
Burns Clinic Medical
  Center....................  Petoskey, MI          1931         127            44            26        Oct. 1994       8
Boulder Medical Center......  Boulder, CO           1949          50            42            21        Oct. 1994       3
Tidewater Physicians Multi-
  specialty Group...........  Newport News, VA      1993          69            83            11        Jan. 1995      30
Northeast Arkansas Clinic...  Jonesboro, AR         1977          61            66             9        Mar. 1995      12
PAPP Clinic.................  Newnan, GA            1939          39            51            11         May 1995       5
Ogden Clinic................  Ogden, UT             1968          43            51            18        June 1995       3
Arnett Clinic...............  Lafayette, IN         1922         116            41            24        Aug. 1995      11
Casa Blanca Clinic..........  Mesa, AZ              1969          97            63            20       Sept. 1995       7
South Texas Medical
  Clinics...................  Wharton, TX           1985          62            65            15        Nov. 1995      10
South Bend Clinic...........  South Bend, IN        1916          55            58            19        Nov. 1995(1)    4
Guthrie Clinic..............  Sayre, PA             1910         229            42            29        Nov. 1995(2)   30
Arizona Physicians Center...  Phoenix, AZ           1987          35            74            10        Jan. 1996       2
Clinics of North Texas......  Wichita Falls, TX     1995          73            51            21        Mar. 1996       6
Carolina Primary Care.......  Columbia, SC          1995          30           100             3         May 1996       9
Harbin Clinic...............  Rome, GA              1948          66            21            15         May 1996       7
Focus Health Services.......  Denver, CO            1989          55            89             7        July 1996      16
Clark-Holder Clinic.........  LaGrange, GA          1936          47            38            19        July 1996       5
Medical Arts Clinic.........  Minot, ND             1958          44            52            19        Aug. 1996       1
Wilmington Health
  Associates................  Wilmington, NC        1971          43            40            13        Aug. 1996       5
Gulf Coast Medical Group....  Galveston, TX         1996          33            73            10        Aug. 1996      10
Hattiesburg Clinic..........  Hattiesburg, MS       1963         101            44            17        Oct. 1996      12
Toledo Clinic...............  Toledo, OH            1926          80            18            19        Nov. 1996      10
Lewis-Gale Clinic...........  Roanoke, VA           1909         106            49            23        Nov. 1996      14
Straub Clinic & Hospital....  Honolulu, HI          1921         187            52            26        Jan. 1997(3)   10
First Physicians Medical
  Group.....................  Palm Springs, CA      1997          21            67             9        Feb. 1997      16

---------------

(1) Entered into an interim management agreement effective November 1, 1995 and consummated the acquisition of certain assets and entered into a long-term service agreement effective January 1, 1996.
(2) Entered into a series of agreements whereby PhyCor agreed to provide management services for up to five years and agreed to acquire certain assets of the clinic upon the occurrence of certain conditions.
(3) Entered into an administrative services agreement effective October 1, 1996 and consummated the merger with Straub and entered into a long-term service agreement effective January 17, 1997.

     In addition to the approximately 3,070 physicians affiliated with the Company, the PhyCor-affiliated physician groups employ approximately 430 physician extenders, which include physician assistants, nurse practitioners and other mid-level providers. The Company believes physician extenders comprise an important component of its integrated network strategy by efficiently expanding the level of services offered in its clinics.

     Upon the acquisition by PhyCor of a clinic's operating assets, the affiliated physician group simultaneously enters into a long-term service agreement with the Company. The Company, under the terms of the service agreement, provides the physician group with the equipment and facilities used in its medical practice, manages clinic operations, employs most of the clinic's non-physician personnel, other than certain diagnostic technicians, and receives a service fee.

     The physician groups offer a wide range of primary and specialty physician care and ancillary services. Approximately 53% of PhyCor's affiliated physicians are primary care providers. The primary care physicians are those in family practice, general internal medicine, obstetrics, pediatrics and emergency and urgent care. PhyCor works closely with its affiliated physician groups to recruit new physicians and merge sole practices or single specialty groups, especially primary care groups, into the clinics' physician groups. Substantially all of the physicians practicing in the clinics are certified or eligible to be certified by applicable specialty boards.

     PhyCor's affiliated physicians maintain full professional control over their medical practices, determine which physicians to hire or terminate and set their own standards of practice in order to promote high quality health care. Pursuant to its service agreements with physician groups, PhyCor manages all aspects of the clinic other than the provision of medical services, which is controlled by the physician groups. At each clinic, a joint policy board equally comprised of physicians and PhyCor personnel focuses on strategic and operational planning, marketing, managed care arrangements and other major issues facing the clinic. The joint policy board involves experienced health care managers in the decision making process and brings increased discipline and accountability to clinic operations. PhyCor is not engaged in the practice of medicine.

     Management believes its clinics have the opportunity to form relationships with managed care organizations, insurance companies and hospitals to create high-quality, cost-effective health care delivery systems. The Company is aligning its affiliated clinics with low-cost, high-quality hospitals and related providers in each of its markets and through various relationships is seeking to more closely coordinate the overall delivery of health care to patients. These plans may include participation by affiliated physicians in physician networks developed and managed by PhyCor or PMC. See "Physician Networks." Pursuant to certain of the Company's relationships with managed care organizations and insurance companies, responsibility for physician services, hospital utilization and overall medical management is assumed by the physician networks being developed by PhyCor-affiliated clinics. The Company believes that medical management performed within physician organizations can yield the greatest value in quality-driven, cost-effective health care and that premiums collected from purchasers of health care will be allocated based upon the value of the services performed by the health care provider members of organized health care systems.

     The Company has initiated the PhyCor Institute for Healthcare Management which provides practical managed care and medical management training for physicians affiliated or considering affiliation with PhyCor. Through the Institute's efforts, physicians in many locations work together to achieve "economies of intellect" and best practice performance through shared data and experience. These efforts emphasize outcomes measurement and management and are intended to improve the physicians' ability to attain optimal clinical outcomes and patient satisfaction, while emphasizing appropriate utilization of health care resources. The Company believes that, in the future, its ability to differentiate its physician organizations based upon quality clinical performance will increasingly impact financial performance.

     The Company provides support for the selection and implementation of information systems at its clinics. The Company has selected certain practice management and other systems considered to be most effective for capitated risk management, provider profiling, outcomes analysis and automated patient records for implementation at its clinics. These systems are designed to allow physician organizations to successfully capture information that will enable them to more effectively manage the risk associated with capitated arrangements.

     The Company also negotiates national arrangements that provide cost savings to its clinics through economies of scale in malpractice insurance, supplies and equipment. In addition, PhyCor has a service improvement program that aligns staffing with the volume and service needs of its physician organizations and focuses on measuring and improving patient satisfaction. Upon assuming the operations of a clinic, the Company implements a standard set of business policies and reviews procedure coding practices in each clinic.

PHYSICIAN NETWORKS

     PhyCor established its presence in the IPA management business in 1995 and believes that a significant opportunity exists to develop and manage IPAs. IPAs consolidate independent physicians by providing general organizational structure and management to the physician network. IPAs provide or contract for medical management services to assist physician networks in obtaining and servicing managed care contracts and enable previously unaffiliated physicians to assume and more effectively manage capitated risk.

     PhyCor manages IPAs with over 9,300 physicians in 17 markets. The Company establishes management companies through which all health plan contracts are negotiated. These management companies, in which physicians may have an equity interest, provide information and operating systems, actuarial and financial analysis, medical management and provider contract services to the IPA. PhyCor assists physicians in forming networks to develop a managed care delivery system in which the IPA accepts fiscal responsibility for providing a wide range of medical services. PhyCor intends to continue to develop primary care-oriented health care delivery systems in certain markets that do not have established managed care networks.

     In June 1995, PhyCor purchased a minority interest in PMC and manages PMC pursuant to a ten-year administrative services agreement. PMC develops and manages IPAs and provides other services to physician organizations. PhyCor has an option to purchase the remaining equity interest of PMC prior to the end of May 2005.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Joseph C. Hutts............................  55    Chairman of the Board, President, Chief
                                                     Executive Officer and Director
Derril W. Reeves...........................  53    Executive Vice President, Development and
                                                     Director
Richard D. Wright..........................  51    Executive Vice President, Operations and
                                                     Director
Thompson S. Dent...........................  46    Executive Vice President, Corporate
                                                   Services, Secretary and Director
John K. Crawford...........................  38    Vice President, Treasurer and Chief
                                                   Financial Officer
Ronald B. Ashworth(1)......................  51    Director
Sam A. Brooks, Jr.(2)......................  58    Director
Winfield Dunn(1)...........................  69    Director
C. Sage Givens(2)..........................  40    Director
Joseph A. Hill, M.D.(1)....................  56    Director
James A. Moncrief, M.D.(1).................  61    Director

---------------

(1)  Member of Compensation Committee.
(2)  Member of Audit Committee.

     Mr. Hutts has served as Chairman of the Board, President, Chief Executive Officer and a director of the Company since its inception in 1988. Prior to becoming an officer of the Company, Mr. Hutts served at Hospital Corporation of America ("HCA") from 1977 to 1986 in various positions, including Vice President, Operations, Senior Vice President, Western Operations, and President of HCA Health Plans, a managed care subsidiary of HCA. Mr. Hutts then became Vice Chairman and Chief Operating Officer of EQUICOR -- Equitable HCA Corporation ("EQUICOR"), an employee benefits company, a position he held from October 1986 until June 1987. Mr. Hutts serves on the board of directors of Renal Care Group, Inc., a provider of nephrology services, and Quorum Health Group, Inc., an owner and operator of hospitals.

     Mr. Reeves, a director of the Company, has served as Executive Vice President, Development, since inception of the Company. Mr. Reeves served as Vice President of Sales and Marketing with HCA Management Company from 1977 until 1986, at which time he took the position of Senior Vice President, National Sales, with EQUICOR, a position he held until October 1987.

     Mr. Wright, a director of the Company, has served as Executive Vice President, Operations, since inception of the Company. Mr. Wright served in several international positions with HCA concluding in 1986 with the position of Chief Executive Officer of an 800,000 member HMO in Brazil. He returned to the United States in 1986 to assume the position of Senior Vice President, Development, for EQUICOR, a position he held from October 1986 until May 1987. Mr. Wright is a trustee of Helen Keller International.

     Mr. Dent, a director of the Company, has served as Executive Vice President, Corporate Services, since inception of the Company. Mr. Dent was selected to serve as Secretary of the Company in 1991. Mr. Dent served as Vice President of Development at EQUICOR, a position he held from October 1986 until March 1988. Prior to October 1986, Mr. Dent served as Director of Mergers and Acquisitions for HCA. Mr. Dent is a director of Healthcare Realty Trust Incorporated, a real estate investment trust.

     Mr. Crawford has served as Vice President and Treasurer of the Company since 1993 and Chief Financial Officer since July 1994. From 1991 to 1993, Mr. Crawford served as Director of Clinic Financial Operations for the Company. Prior to joining the Company, from 1987 to 1991, Mr. Crawford served as a Senior Manager for KPMG Peat Marwick LLP, in Nashville, Tennessee, the Company's independent public accountants.

     Mr. Ashworth has served as a director of the Company since April 1992. Since 1991, Mr. Ashworth has served as Executive Vice President and Chief Operating Officer of the Sisters of Mercy Health System, St. Louis, Missouri, a system consisting of hospitals and affiliated health care entities serving a seven-state area in the central and southwestern United States. From 1986 to 1990, Mr. Ashworth served as Vice Chairman of Specialized Industries and Marketing for KPMG Peat Marwick LLP, the Company's independent public accountants. From 1978 to 1985, Mr. Ashworth served as National Director of the health care practice of KPMG Peat Marwick LLP. Mr. Ashworth is a director of the Franciscan Health System.

     Mr. Brooks has served as a director of the Company since February 1988. He is President, Chief Executive Officer and a director of Renal Care Group, Inc., a specialized provider of nephrology services. He is also President of MedCare Investments Corp., a health care investment company, and is Chairman of National Imaging Affiliates, Inc., an owner of outpatient diagnostic imaging centers. From 1986 to 1989, Mr. Brooks was President of Nationwide Health Properties, a health care real estate investment trust. From 1969 to 1986, Mr. Brooks served as Chief Financial Officer of HCA. Mr. Brooks is a director of Kinetic Concepts, Inc., a hospital bed manufacturer, Nationwide Health Properties and Quorum Health Group, Inc.

     Dr. Dunn, a former Governor of the State of Tennessee, has served as a director of the Company since August 1988. From 1979 to 1985, Dr. Dunn served as Senior Vice-President, Government Affairs, for HCA. From 1987 to 1991, Dr. Dunn served as Chairman of the Board of First Cumberland Bank. In 1993, Dr. Dunn became Chairman of the Board of Medshares Management Group, Incorporated, an owner and manager of home health care agencies.

     Ms. Givens has served as a director of the Company since December 1989. Since June 1995, Ms. Givens has served as the managing partner of Acacia Venture Partners, a private venture fund specializing in health care services. From 1987 to June 1995, Ms. Givens served as a general partner of First Century Management Company. Ms. Givens is a director of HEALTHSOUTH Corporation, a leading provider of rehabilitation and outpatient surgery services.

     Dr. Hill has served as a director of the Company since April 1989. He is a physician specializing in family practice at Doctors' Clinic in Vero Beach, Florida, a clinic managed by the Company. Dr. Hill joined Doctors' Clinic in 1973. Dr. Hill served as President of Doctors' Clinic from 1988 to 1991.

     Dr. Moncrief has served as a director of the Company since December 1988. He is a physician specializing in pediatrics and pediatric neurology at Green Clinic in Ruston, Louisiana, a clinic managed by the Company. Dr. Moncrief joined Green Clinic in 1966 and serves as its Medical Director.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial stock ownership as of December 31, 1996 (unless otherwise noted) and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each director of the Company, (ii) all directors and officers as a group, (iii) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, and (iv) the Selling Shareholders. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown to be beneficially owned by them, except to the extent such power is shared by a spouse under applicable law.

                                                                                NUMBER
                                                                               OF SHARES       PERCENT
                                                                                SUBJECT       IF OVER-
                                    SHARES        PERCENT        PERCENT       TO OVER-       ALLOTMENT
                                 BENEFICIALLY     BEFORE          AFTER        ALLOTMENT       OPTION
             NAME                  OWNED(1)     OFFERING(1)   OFFERING(1)(2)    OPTION     EXERCISED(1)(3)
             ----                ------------   -----------   --------------   ---------   ---------------
Joseph C. Hutts(4).............     350,771         *              *                --            *
Derril W. Reeves(5)............     495,418         *              *                --            *
Thompson S. Dent(6)............     481,778         *              *                --            *
Richard D. Wright(7)...........     410,529         *              *            40,000            *
John K. Crawford(8)............      66,045         *              *            25,000            *
Ronald B. Ashworth(9)..........      23,683         *              *                --            *
Sam A. Brooks, Jr.(10).........      35,323         *              *                --            *
Winfield Dunn(11)..............      42,170         *              *                --            *
C. Sage Givens(12).............      29,513         *              *                --            *
Joseph A. Hill, M.D.(13).......      50,607         *              *                --            *
James A. Moncrief, M.D.(14)....      50,510         *              *                --            *
Putnam Investments, Inc.(15)...   6,501,598        11.9%          10.6%             --          10.5%
Jennison Associates Capital
  Corp.(16)....................   5,280,429         9.6            8.6              --           8.5
Pilgrim Baxter &
  Associates(17)...............   3,609,412         6.6            5.9              --           5.8
Denver Investment Advisors,
  Inc.(18).....................   2,894,198         5.3            4.7              --           4.7
All directors and officers as a
  group (11 persons)(19).......   2,024,072         3.6            3.2          65,000           3.1

---------------
  *  Less than 1%.
 (1) The table above includes shares of the Company's Common Stock which an individual has a right to acquire, whether upon conversion of convertible securities or upon exercise of options and warrants, within 60 days of the date of this Prospectus. Such shares are deemed to be outstanding for the purposes of calculating the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown on the table.
 (2) Assumes no exercise of the Underwriters' over-allotment option.
 (3) Assumes that the Underwriters' over-allotment option is exercised in full.
 (4) Includes options to purchase 206,885 shares of Common Stock and 21,581 shares of restricted Common Stock. Excludes unvested options to purchase 648,458 shares of Common Stock.
 (5) Includes options to purchase 197,843 shares of Common Stock and 18,950 shares of restricted Common Stock. Excludes unvested options to purchase 486,703 shares of Common Stock.
 (6) Includes options to purchase 197,843 shares of Common Stock and 20,656 shares of restricted Common Stock. Of these shares, 133,630 shares are held in three trusts by Mr. Dent for the benefit of members of his immediate family. Excludes unvested options to purchase 486,703 shares of Common Stock.

 (7) Includes options to purchase 197,843 shares of Common Stock and 16,744 shares of restricted Common Stock. Of these shares, 5,347 shares are held by Mr. Wright for the benefit of his minor daughter. Excludes unvested options to purchase 486,703 shares of Common Stock.
 (8) Includes options to purchase 46,953 shares (21,953 shares after the offering) of Common Stock and 6,729 shares of restricted Common Stock. Of these shares, 1,270 shares are held in trust by Mr. Crawford for the benefit of his two minor daughters. Excludes unvested options to purchase 344,153 shares of Common Stock.
 (9) Includes options to purchase 19,125 shares of Common Stock and 787 shares of restricted Common Stock.
(10) Includes options to purchase 29,250 shares of Common Stock and 617 shares of restricted Common Stock.
(11) Includes options to purchase 37,688 shares of Common Stock and 999 shares of restricted Common Stock.
(12) Includes options to purchase 20,813 shares of Common Stock and 999 shares of restricted Common Stock.
(13) Includes options to purchase 20,813 shares of Common Stock and 999 shares of restricted Common Stock.
(14) Includes options to purchase 20,813 shares of Common Stock and 617 shares of restricted Common Stock.
(15) Of these shares, Putnam Investments, Inc., a registered investment adviser ("Putnam"), has shared voting power as to 86,796 shares and no voting power as to 6,414,802 shares. Putnam is a wholly-owned subsidiary of American Express Company. Putnam's address is One Post Office Square, Boston, Massachusetts 02109. Information is as of September 30, 1996 and is derived from Securities and Exchange Commission filings.
(16) Of these shares, Jennison Associates Capital Corp., a registered investment adviser ("Jennison"), has shared voting power as to 3,852,343 shares and no voting power as to 330,986 shares. Jennison is a wholly-owned subsidiary of The Prudential Insurance Company of America. Jennison's address is 466 Lexington Avenue, New York, New York 10017. Information is as of September 30, 1996 and is derived from Securities and Exchange Commission filings.
(17) Pilgrim Baxter & Associates, a registered investment adviser ("Pilgrim"), has shared voting power as to 3,609,412 shares. Pilgrim's address is 1255 Drummer Lane, Suite 300, Wayne, Pennsylvania 19087. Information is as of September 30, 1996 and is derived from Securities and Exchange Commission filings.
(18) Denver Investment Advisors, Inc., a registered investment adviser ("Denver"), has no voting power as to 1,001,249 shares. Denver's address is 633 17th Street, Suite 1800, Denver, Colorado 80217. Information is as of September 30, 1996 and is derived from Securities and Exchange Commission filings.
(19) Includes options to purchase 983,593 shares of Common Stock and 89,678 shares of restricted Common Stock.

                                    UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated, Equitable Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray Inc. and Salomon Brothers Inc have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock set forth opposite their names below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Alex. Brown & Sons Incorporated.............................
Equitable Securities Corporation............................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Piper Jaffray Inc...........................................
Salomon Brothers Inc........................................
                                                              ---------
Total.......................................................  6,400,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $     per share to certain other dealers. After the public
offering, the offering price and the other selling terms may be changed by the representatives of the Underwriters.

     The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to a maximum of 895,000 and 65,000 additional shares of Common Stock, respectively, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 6,400,000, and the Company and the Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 6,400,000 shares are being offered.

     The Company and, if the Underwriters' over-allotment option is exercised, the Selling Shareholders, have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock, for a period of at least 45 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, excepting securities issued by the Company pursuant to the conversion of existing convertible subordinated debentures, convertible subordinated notes, the exercise of outstanding warrants or stock option and purchase plans. In addition, the Company may issue securities in connection with acquisitions of the assets of additional physician groups, provided that the public sale of such securities remains subject to the 45 day lock-up. The executive officers of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common

Stock for a period of at least 45 days after the date of this Prospectus without the prior written consent of the Underwriters.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered before the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Alex. Brown & Sons Incorporated, Equitable Securities Corporation and Salomon Brothers Inc participated as representatives of the underwriters in connection with the February 1996 public offering of the Company's 4.5% Convertible Subordinated Debentures due 2003. In such offering, such firms received customary commissions and allowed discounts by the Company. Each of the representatives of the Underwriters makes a market in the Common Stock.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Testa, Hurwitz & Thibeault, LLP is acting as counsel to the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The Consolidated Financial Statements of PhyCor as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, included elsewhere in the Registration Statement have been included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered hereby (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

     The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and such reports, proxy statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents or portions of documents filed by the Company (0-19786) with the Commission are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          (2) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1996;

          (3) The Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1996;

          (4) The Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1996;

          (5) The Company's Current Report on Form 8-K, dated February 3, 1997; and

          (6) The description of the Company's Common Stock contained in the Company's Registration Statements on Form 8-A, dated January 8, 1992 and March 8, 1994, respectively.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the filing date of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon written or oral request, at no charge, from the Company. Requests should be directed to the Company, 30 Burton Hills Boulevard, Suite 400, Nashville, Tennessee 37215,
Attention: John K. Crawford, Vice President and Chief Financial Officer.

                         PHYCOR, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF PHYCOR, INC.
  Independent Auditors' Report..............................  F-2
  Consolidated Balance Sheets...............................  F-3
  Consolidated Statements of Operations.....................  F-4
  Consolidated Statements of Shareholders' Equity...........  F-5
  Consolidated Statements of Cash Flows.....................  F-6
  Notes to Consolidated Financial Statements................  F-7
CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF PHYCOR, INC.
  Consolidated Balance Sheets...............................  F-21
  Consolidated Statements of Earnings.......................  F-22
  Consolidated Statements of Cash Flows.....................  F-23
  Notes to Unaudited Consolidated Financial Statements......  F-24
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION:
  Basis of Presentation.....................................  F-27
  Balance Sheet -- September 30, 1996.......................  F-28
  Statement of Operations -- Nine Months Ended September 30,
     1996...................................................  F-29
  Statement of Operations -- Year Ended December 31, 1995...  F-30
  Notes to Pro Forma Consolidated Financial Information.....  F-31

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
PhyCor, Inc.:

     We have audited the consolidated balance sheets of PhyCor, Inc. and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PhyCor, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Nashville, Tennessee
February 13, 1996, except for Note (16)
  which is as of June 14, 1996

                         PHYCOR, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                                1994        1995
                                                              --------    --------
                                 ASSETS (NOTE 10)
Current assets:
  Cash and cash equivalents.................................  $  6,460    $ 18,827
  Accounts receivable, less allowances of $68,860 in 1994
     and $82,205 in 1995....................................   118,175     167,028
  Inventories...............................................     5,840       8,939
  Prepaid expenses and other assets.........................    14,407      22,727
                                                              --------    --------
          Total current assets..............................   144,882     217,521
Property and equipment, net (notes 4, 10, and 11)...........    58,761     108,813
Intangible assets (note 6)..................................   137,635     308,963
Other assets (note 5).......................................    10,107       8,289
                                                              --------    --------
          Total assets......................................  $351,385    $643,586
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 10)..........  $    148    $    587
  Current installments of obligations under capital leases
     (note 11)..............................................     1,533       1,799
  Accounts payable..........................................    10,269      20,020
  Income taxes payable......................................        --       2,714
  Due to physician groups (note 2)..........................    27,577      48,917
  Salaries and benefits payable.............................     7,433      11,381
  Other accrued expenses and liabilities....................    17,389      20,683
                                                              --------    --------
          Total current liabilities.........................    64,349     106,101
Long-term debt, excluding current installments (note 10)....    32,150      65,905
Obligations under capital leases, excluding current
  installments (note 11)....................................     1,261       1,637
Due to physician groups (note 2)............................     9,755      13,722
Deferred tax credits and other liabilities (note 13)........     8,258       8,030
Convertible subordinated notes payable to physician groups
  (notes 7 and 8)...........................................    22,832      59,369
Convertible subordinated debentures (notes 7 and 9).........    28,655          --
                                                              --------    --------
          Total liabilities.................................   167,260     254,764
                                                              --------    --------
Shareholders' equity (notes 8, 9, 12 and 16):
  Preferred stock, no par value, 10,000,000 shares
     authorized.............................................        --          --
  Common stock, no par value; 100,000,000 shares authorized;
     issued and outstanding, 37,899,000 shares in 1994 and
     53,399,000 shares in 1995..............................   180,388     363,211
  Retained earnings.........................................     3,737      25,611
                                                              --------    --------
          Total shareholders' equity........................   184,125     388,822
                                                              --------    --------
Commitments and contingencies (notes 11, 12, 14, and 15)
          Total liabilities and shareholders' equity........  $351,385    $643,586
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                         PHYCOR, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
    (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)

                                                                1993       1994       1995
                                                              --------   --------   --------
Net revenue (note 2)........................................  $167,381   $242,485   $441,596
Operating expenses (income):
  Clinic salaries, wages and benefits.......................    63,202     88,443    166,031
  Clinic supplies...........................................    25,031     37,136     67,596
  Purchased medical services................................     8,920     11,778     17,572
  Other clinic expenses.....................................    28,174     40,939     71,877
  General corporate expenses................................     5,418      9,417     14,191
  Rents and lease expense...................................    16,441     23,413     36,740
  Depreciation and amortization.............................     8,394     12,229     21,445
  Interest income...........................................      (309)    (1,334)    (1,816)
  Interest expense..........................................     3,878      3,963      5,230
  Minority interest in earnings of consolidated
     partnerships...........................................        --         --      6,933
                                                              --------   --------   --------
          Net operating expenses............................   159,149    225,984    405,799
                                                              --------   --------   --------
          Earnings before income taxes......................     8,232     16,501     35,797
Income tax expense (note 13)................................     1,092      4,826     13,923
                                                              --------   --------   --------
          Net earnings......................................  $  7,140   $ 11,675   $ 21,874
                                                              ========   ========   ========
Earnings per common share (note 16):
  Primary...................................................  $    .28   $    .32   $    .41
  Fully diluted.............................................        --   $    .31         --
                                                              ========   ========   ========
Weighted average number of shares and share equivalents
  outstanding (note 16):
  Primary...................................................    25,869     36,329     53,510
  Fully diluted.............................................        --     43,427         --
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                         PHYCOR, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                    (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                                          RETAINED
                                                                          EARNINGS
                                                        COMMON STOCK      (ACCUMU-
                                                      -----------------    LATED
                                                      SHARES    AMOUNT    DEFICIT)    TOTAL
                                                      ------   --------   --------   --------
Balances at December 31, 1992.......................  22,041   $ 68,957   $(15,078)  $ 53,879
  Issuance of common stock, net of placement
     commissions and offering expenses..............     510      2,303         --      2,303
  Conversion of subordinated debentures to common
     stock..........................................     377      2,117         --      2,117
  Conversion of notes payable to common stock.......   1,090      4,310         --      4,310
  Stock options exercised...........................     179        256         --        256
  Net earnings for the year ended December 31,
     1993...........................................      --         --      7,140      7,140
                                                      ------   --------   --------   --------
Balances at December 31, 1993.......................  24,197     77,943     (7,938)    70,005
  Issuance of common stock, net of placement
     commissions and offering expenses..............   8,978     76,726         --     76,726
  Conversion of subordinated debentures to common
     stock..........................................   4,113     23,129         --     23,129
  Conversion of notes payable to common stock.......     589      2,498         --      2,498
  Stock options exercised...........................      22         92         --         92
  Net earnings for the year ended December 31,
     1994...........................................      --         --     11,675     11,675
                                                      ------   --------   --------   --------
Balances at December 31, 1994.......................  37,899    180,388      3,737    184,125
  Issuance of common stock and warrants, net of
     placement commissions and offering expenses....   7,835    127,773         --    127,773
  Conversion of subordinated debentures to common
     stock..........................................   4,882     27,566         --     27,566
  Conversion of notes payable to common stock.......   2,670     26,405         --     26,405
  Stock options exercised and related tax
     benefits.......................................     113      1,079         --      1,079
  Net earnings for the year ended December 31,
     1995...........................................      --         --     21,874     21,874
                                                      ------   --------   --------   --------
Balances at December 31, 1995.......................  53,399   $363,211   $ 25,611   $388,822
                                                      ======   ========   ========   ========

          See accompanying notes to consolidated financial statements.

                         PHYCOR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                    (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                               1993        1994        1995
                                                              -------    --------    --------
Cash flows from operating activities:
  Net earnings..............................................  $ 7,140    $ 11,675    $ 21,874
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization...........................    8,394      12,229      21,445
    Deferred income taxes...................................      492       1,566       2,948
    Minority interests......................................       --          --         729
    Increase (decrease) in cash, net of effects of
      acquisitions, due to changes in:
      Accounts receivable, net..............................   (5,911)     (9,496)    (12,179)
      Inventories...........................................     (281)       (576)     (1,280)
      Prepaid expenses and other assets.....................   (1,795)     (2,046)     (1,749)
      Accounts payable......................................      (85)      1,646       5,474
      Due to physician groups...............................   (1,455)         29       8,595
      Other accrued expenses and liabilities................     (175)     (1,527)      2,204
                                                              -------    --------    --------
         Net adjustments....................................     (816)      1,825      26,187
                                                              -------    --------    --------
         Net cash provided by operating activities..........    6,324      13,500      48,061
                                                              -------    --------    --------
Cash flows from investing activities:
  Payments for acquisitions, net............................  (29,882)    (69,164)   (145,075)
  Purchase of property and equipment........................   (7,369)    (17,496)    (29,292)
  Proceeds from sale of property and equipment..............   10,386          --          --
  Payments to acquire other assets..........................   (1,436)     (4,488)     (2,943)
                                                              -------    --------    --------
         Net cash used by investment activities.............  (28,301)    (91,148)   (177,310)
                                                              -------    --------    --------
Cash from financing activities:
  Net proceeds from issuance of stock and warrants..........      178      59,131     113,594
  Net proceeds from issuance of convertible debentures......   52,518          --          --
  Proceeds from long-term borrowings........................    2,034      42,100     130,400
  Repayment of long-term borrowings.........................  (36,267)    (17,115)   (100,144)
  Repayment of obligations under capital leases.............   (2,096)     (3,170)     (1,965)
  Loan costs incurred.......................................     (342)        (38)       (269)
                                                              -------    --------    --------
         Net cash provided by financing activities..........   16,025      80,908     141,616
                                                              -------    --------    --------
Net increase (decrease) in cash and cash equivalents........   (5,952)      3,260      12,367
Cash and cash equivalents -- beginning of year..............    9,152       3,200       6,460
                                                              -------    --------    --------
Cash and cash equivalents -- end of year....................  $ 3,200    $  6,460    $ 18,827
                                                              =======    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest..................................................  $ 3,668    $  5,092    $  4,674
  Income taxes, net of refunds..............................      356       2,828      10,760
                                                              =======    ========    ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Effects of acquisitions (note 3):
  Assets acquired, net of cash..............................  $37,394    $172,441    $270,925
  Liabilities assumed.......................................   (5,605)    (64,577)    (50,015)
  Reduction (issuance) of convertible subordinated notes
    payable.................................................      451     (16,931)    (62,942)
  Issuance of common stock..................................   (2,358)    (17,438)    (12,893)
  Cash received from disposition of clinic assets...........       --      (4,331)         --
                                                              -------    --------    --------
         Payment for acquired assets........................  $29,882    $ 69,164    $145,075
                                                              =======    ========    ========
Capital lease obligations incurred to acquire equipment.....  $   422    $    466    $    173
Conversion of subordinated debentures and notes payable to
  common stock..............................................    6,427      25,627      53,971
                                                              =======    ========    ========

          See accompanying notes to consolidated financial statements.

                         PHYCOR, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1993, 1994, AND 1995

(1) SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     PhyCor, Inc. is a physician-driven medical management company that acquires and operates multispecialty medical clinics and develops and manages independent practice associations ("IPAs"). PhyCor's objective is to organize physicians into professionally managed networks that assist physicians in assuming increased responsibility for delivering cost-effective medical care while attaining high-quality clinical outcomes and patient satisfaction. The Company, through wholly-owned subsidiaries, acquires certain assets of and operates clinics under long-term service agreements with affiliated physician groups that practice exclusively through such clinics. The Company provides administrative and technical support for professional services rendered by the physician groups under service agreements. Under most service agreements, the Company is reimbursed for all clinic expenses, as defined in the agreement, and participates at varying levels in the excess of net clinic revenue over clinic expenses. As of December 31, 1995, the Company operated 31 multispecialty clinics in twenty states.

     The Company also manages IPAs which are networks of independent physicians. These IPAs include over 5,700 physicians in 13 markets in six states which provide capitated medical services to approximately 218,000 members, including approximately 38,000 Medicare members.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, partnerships and other entities in which the company has more than 50% ownership interest or exercises control. All significant intercompany balances and transactions are eliminated in consolidation.

  (c) Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents as of December 31, 1995 include $2,139,000 of consolidated partnership cash. These balances may only be used for the operations of the respective partnerships.

  (d) Accounts Receivable

     Accounts receivable principally represent receivables from patients for medical services provided by physician groups. Such amounts are recorded net of contractual allowances and estimated bad debts. Accounts receivable are a function of net clinic revenue rather than net revenue of the Company (See note
2).

  (e) Inventories

     Inventories are comprised primarily of medical supplies, medications and other materials used in the delivery of health care services by the physician groups at the Company's clinics. The Company values inventories at the lower of cost or market with cost determined using the first-in, first-out (FIFO) method.

                         PHYCOR, INC. AND SUBSIDIARIES

  (f) Property and Equipment

     Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized on a straight line basis over the shorter of the lease term or estimated useful life of the assets.

     When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the assets and proceeds from disposition is recognized as gain or loss. Routine maintenance and repairs are charged to expenses as incurred, while betterments and renewals are capitalized.

  (g) Intangible Assets

  Clinic Service Agreements

     Costs of obtaining clinic service agreements are amortized using the straight-line method over the periods during which the agreements are effective, currently twenty-five to forty years. Clinic service agreements represent the exclusive right to operate the Company's clinics in affiliation with the related physician groups during the term of the agreements. In the event of termination of a service agreement, the related physician group is required to purchase all clinic assets, including the unamortized portion of intangible assets, generally at the current book value.

  Excess of Cost of Acquired Assets Over Fair Value

     Excess of cost of acquired assets over fair value (goodwill) is amortized using the straight line method over thirty years.

  Other Intangible Assets

     Other intangible assets include costs associated with obtaining long-term financing which are being amortized systematically over the terms of the related debt agreements.

  Amortization and Recoverability

     The Company periodically reviews its intangible assets to assess recoverability and impairments would be recognized in the statement of operations if a permanent impairment were determined to have occurred. Recoverability of intangibles is determined based on undiscounted future operating cash flows from the related business unit or activity. The amount of impairment, if any, is measured based on discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved. Amortization of intangibles amounted to $2,268,000, $3,518,000, and $7,441,000 for 1993, 1994
and 1995, respectively.

  (h) Income Taxes

     The Company is a corporation subject to Federal and state income taxes. Effective January 1, 1993, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates

                         PHYCOR, INC. AND SUBSIDIARIES
expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company adopted Statement No. 109 prospectively. There was no cumulative effect of the change in the method of accounting for income taxes.

  (i) Earnings Per Share

     Primary earnings per share have been computed by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during the periods. Common share equivalents included in determining earnings per share include shares issuable upon exercise of warrants and stock options and shares issuable upon conversion of certain debentures and notes payable, if dilutive.

     Fully diluted earnings per share have been computed by dividing net earnings plus convertible subordinated debenture and note interest and amortization expense (net of income taxes) by the weighted average number of common shares and common share equivalents after giving effect to the common stock equivalents noted above and those arising from the conversion of the convertible subordinated debentures and notes.

  (j) Use of Estimates

     Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (k) Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1995 presentation.

(2) NET REVENUE

     Revenue for multispecialty clinics is recorded at established rates reduced by allowances for doubtful accounts and contractual adjustments and amounts retained by physician groups. Contractual adjustments arise due to the terms of certain reimbursement and managed care contracts. Such adjustments represent the difference between charges at established rates and estimated recoverable amounts and are recognized in the period the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are reported as contractual adjustments in the year final settlements are made.

     IPA management revenue is recorded at the amount of capitation and risk pool payments due to the Company reduced by amounts retained by the IPA.

                         PHYCOR, INC. AND SUBSIDIARIES

     The following represent amounts included in the determination of net revenue (in thousands):

                                                           1993        1994         1995
                                                         --------    --------    ----------
Gross physician group revenue..........................  $365,941    $581,156    $1,069,033
Less:
  Provisions for doubtful accounts and contractual
     adjustments.......................................   101,220     175,120       359,653
                                                         --------    --------    ----------
          Net physician group revenue..................   264,721     406,036       709,380
IPA revenue............................................        --          --       146,975
Less amounts retained by physician groups and IPAs:
  IPAs.................................................        --          --       118,599
  Physician groups.....................................    90,424     148,983       266,725
  Clinic technical employee compensation...............     6,916      14,568        29,435
                                                         --------    --------    ----------
          Net revenue..................................  $167,381    $242,485    $  441,596
                                                         ========    ========    ==========

     The Company derives substantially all of its net revenue from thirty-one physician groups located in twenty states with which it has service agreements. For the year ended December 31, 1995, one of these physician groups comprises 10% of the Company's net revenue.

     The Company's affiliated physician groups derived approximately 29% and 24% of their net revenues from services provided under the Medicare program for the years ended December 31, 1994 and 1995, respectively. Other than the Medicare program, the physician groups have no customers which represent more than 10% of aggregate net clinic revenue or 5% of accounts receivables at December 31, 1995.

(3) ACQUISITIONS

  (a) Multispecialty Medical Clinics

     During 1993, 1994, and 1995, the Company, through wholly-owned subsidiaries, acquired certain operating assets of the following clinics:

                    CLINIC                        EFFECTIVE DATE           LOCATION
                    ------                        --------------           --------
1993:
  Holston Medical Group                         January 1, 1993     Kingsport, Tennessee
  The Medical & Surgical Clinic of Irving       March 1, 1993       Irving, Texas
  Simon-Williamson Clinic                       July 1, 1993        Birmingham, Alabama
  Medical Arts Center                           October 1, 1993     Dixon, Illinois
1994:
  Medical Arts Clinic                           January 1, 1994     Corsicana, Texas
  Lexington Clinic (C)                          August 1, 1994      Lexington, Kentucky
  Southern Plains Medical Center                August 1, 1994      Chickasha, Oklahoma
  Holt-Krock Clinic                             September 1, 1994   Fort Smith, Arkansas
  Burns Clinic Medical Center                   October 1, 1994     Petoskey, Michigan
  Boulder Medical Center                        October 1, 1994     Boulder, Colorado

                         PHYCOR, INC. AND SUBSIDIARIES

                    CLINIC                        EFFECTIVE DATE           LOCATION
                    ------                        --------------           --------
1995:
  Tidewater Physicians Multispecialty Group     January 1, 1995     Newport News, Virginia
  Northeast Arkansas Clinic                     March 1, 1995       Jonesboro, Arkansas
  PAPP Clinic                                   May 1, 1995         Newnan, Georgia
  Ogden Clinic                                  June 1, 1995        Ogden, Utah
  Arnett Clinic                                 August 1, 1995      Lafayette, Indiana
  Casa Blanca Clinic                            September 1, 1995   Mesa, Arizona
  South Texas Medical Clinics                   November 1, 1995    Wharton, Texas
  South Bend Clinic (A)                         November 1, 1995    South Bend, Indiana
  Guthrie Clinic (B)                            November 17, 1995   Sayre, Pennsylvania

---------------
(A) The South Bend Clinic was operated by the Company under a management agreement between November 1, 1995 and December 31, 1995. Effective January 1, 1996 the Company completed the purchase of certain clinic operating assets and entered into a 40-year service agreement with the affiliated physician group.
(B) The Company has entered into a series of agreements with Guthrie Clinic whereby the Company agreed to provide management services for up to five years and agreed, pending satisfaction of certain conditions, to acquire certain assets of the clinic prior to the termination or expiration of the interim management agreement.
(C) The Lexington Clinic was operated by the Company under a management agreement between February 15, 1994 and July 31, 1994.

     In addition, the Company acquired certain operating assets of various individual physician practices and single specialty groups which were merged into clinics already operated by the Company.

     The Company acquires operating assets and liabilities in exchange for cash, convertible debentures, common stock or a combination thereof. Such consideration for the above clinic acquisitions and single specialty mergers was $37,394,000 for 1993, $172,441,000 for 1994, and $239,620,000 for 1995. The
acquisitions were accounted for as purchases, and the accompanying consolidated financial statements include the results of their operations from the dates of acquisition. Simultaneous with each acquisition, the Company entered into a long-term service agreement with the clinic physician group. In conjunction with certain acquisitions, the Company is obligated to make deferred payments to physician groups. Such payments are included in due to physician groups in the accompanying balance sheets.

     On September 30, 1994, the Company completed the sale of the assets of the Winter Haven, Florida clinic back to the affiliated physician group and ended its service agreement with the physician group. No gain or loss was realized by the Company in connection with the transaction.

  (b) North American Medical Management, Inc. ("North American")

     Effective January 1, 1995, the Company completed its acquisition of North American, an operator and manager of IPAs. The Company paid $20.0 million at closing and may make additional future payments pursuant to an earn-out formula during 1996, 1997 and 1998 of up to an aggregate of $70.0 million. The total acquisition consideration may increase to a maximum of $130.0 million in the event of future acquisitions by North American of additional interest in IPA management entities. The first of such payments is expected to be made in the first quarter of 1996 and is expected to be approximately $12.9 million in cash. Of the future payments made, a portion is payable in shares of the Company's common stock.

                         PHYCOR, INC. AND SUBSIDIARIES

  (c) Pro Forma Information and Subsequent Event

     The unaudited consolidated pro forma results of all current, continuing operations, assuming all 1994 and 1995 acquisitions, and the 1994 disposition of the Winter Haven, Florida clinic had been consummated on January 1, 1994, are as follows (in thousands except for earnings per share):

                                                                1994       1995
                                                              --------   --------
--
Net revenue.................................................  $436,234   $494,927
Earnings before income taxes................................    27,306     40,395
Net earnings................................................    17,078     24,679
Earnings per common share...................................       .36        .45
Weighted average number of shares and share equivalents
  outstanding...............................................    46,994     54,668

     Effective January 1, 1996, the Company completed the purchase of certain clinic operating assets of Arizona Physicians Center, P.C., a 35-physician multispecialty clinic in Phoenix, Arizona, and entered into a 40-year service agreement with the physician group.

(4) PROPERTY AND EQUIPMENT

     Property and equipment at December 31, are summarized as follows (in thousands):

                                                                1994       1995
                                                              --------   --------
Land and improvements.......................................  $  3,210   $  3,677
Buildings and leasehold improvements........................    18,654     42,779
Equipment...................................................    48,113     83,786
Equipment under capital leases..............................     7,556      8,300
Construction in progress....................................     1,458      4,666
                                                              --------   --------
                                                                78,991    143,208
Less accumulated depreciation...............................    20,230     34,395
                                                              --------   --------
  Net property and equipment................................  $ 58,761   $108,813
                                                              ========   ========

     The sale and leaseback of real estate assets at the Vero Beach, Florida clinic, was completed with a real estate investment trust in 1993. Net proceeds from the sale were approximately $10.0 million. The excess of net proceeds over the net book value of assets sold was deferred and is being amortized over the term of the related lease.

(5) INVESTMENT IN PHYCOR MANAGEMENT CORPORATION ("PMC")

     In June 1995, PhyCor purchased a minority interest in PMC and manages PMC pursuant to a ten-year administrative services agreement. PMC provides management information systems, claims administration, utilization and case management, quality assurance programs, physician credentialing and recruitment to physician organizations. PhyCor has an option to purchase the remaining equity interest of PMC prior to the end of May 2005 at increasing prices based on the issuance price of the stock plus a fixed annual return. In connection with the PMC transaction, the Company committed to establish a revolving line of credit of $2.0 million for PMC for a period of five years.

                         PHYCOR, INC. AND SUBSIDIARIES

(6) INTANGIBLE ASSETS

     Intangible assets at December 31, consist of the following (in thousands):

                                                                1994       1995
                                                              --------   --------
Clinic service agreements...................................  $132,922   $288,787
Excess of cost of acquired assets over fair value...........        --     16,583
Franchise rights............................................     2,514      2,366
Other.......................................................     2,199      1,227
                                                              --------   --------
                                                              $137,635   $308,963
                                                              ========   ========

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

     As of December 31, 1994 and 1995, the fair value of the Company's cash and cash equivalents, accounts receivable, due to physician groups, accounts payable and accrued expenses approximated their carrying value because of the short maturities of those financial instruments. The fair value of the Company's long-term debt also approximates its carrying value since the related notes bear interest at current market rates.

     The estimated fair value of the convertible subordinated notes payable to physician groups was approximately $33,265,000 and $99,293,000 as of December 31, 1994 and 1995, respectively. The carrying value of these notes was $22,832,000 and $59,369,000 at December 31, 1994 and 1995, respectively. The estimated fair value of the Company's convertible subordinated debentures as of December 31, 1994 was $58,070,000, compared to a carrying value of $28,655,000. The estimated fair value of these convertible securities is based on the greater of their face value and the closing market value of the common shares into which they could have been converted at the respective balance sheet date.

(8) CONVERTIBLE SUBORDINATED NOTES PAYABLE TO PHYSICIAN GROUPS

     At December 31, 1994 and 1995, the Company had outstanding subordinated convertible notes payable to affiliated physician groups in the aggregate principal amount of $22,832,000 and $59,369,000, respectively. These notes bear interest at rates of 6.0% to 7.0% and are convertible into shares of the Company's common stock at conversion prices ranging from $8.80 to $36.86 per share. A convertible subordinated note of $33,295,000 issued in connection with the Guthrie Clinic transaction will be convertible into approximately 903,000 shares of common stock upon the Company's acquisition of the clinic's assets. If the then current price of the common stock is less than the conversion price, PhyCor will pay the clinic the principal amount of the note. The remaining convertible notes may be converted into approximately 2,043,000 shares of common stock commencing on varying dates in 1996 and 1997 at the option of the holders.

(9) CONVERTIBLE SUBORDINATED DEBENTURES

     At December 31, 1994, the Company had $28,655,000 of convertible subordinated debentures outstanding. The debentures had a coupon rate of 6.5% and were convertible into the Company's common stock at $5.87 per share. The Company called for redemption effective January 20, 1995, all outstanding debentures at a redemption price of 105.2% of par value plus accrued interest. In January 1995, prior to the redemption date, the debentures were converted into common stock of the Company.

     During February 1996, the Company completed a public offering of convertible subordinated debentures, which mature in 2003. Gross and net proceeds from the offering were $200,000,000 and

                         PHYCOR, INC. AND SUBSIDIARIES
approximately $194,500,000, respectively. The debentures were priced at par with a coupon rate of 4.5% and are convertible into the Company's common stock at $38.67 per share. The debentures may not be redeemed at the Company's option prior to February 15, 1998. From February 15, 1998 to February 15, 1999, the bonds may be redeemed only if the price of the Company's common stock exceeds $54.13. From February 15, 1999 to maturity, the bonds may be redeemed at prices decreasing from 102.572% of face value to face value.

(10) LONG-TERM DEBT

     Long-term debt at December 31, consists of the following (in thousands):

                                                               1994      1995
                                                              -------   -------
Term loan and revolving credit agreement, bearing interest
  at rates of 6.19% to 8.68% at December 31, 1995...........  $27,100   $58,300
Mortgages payable, bearing interest at rates ranging from
  8.00% to 10.5%, secured by land, building, and certain
  equipment.................................................    4,244     7,767
Other notes payable.........................................      954       425
                                                              -------   -------
          Total long-term debt..............................   32,298    66,492
Less current installments...................................      148       587
                                                              -------   -------
Long-term debt, excluding current installments..............  $32,150   $65,905
                                                              =======   =======

     In August 1995, the Company completed modifications to its bank credit facility ("Bank Credit Facility"), which included the revision of certain terms and conditions and the addition of three participating financial institutions. The revised Bank Credit Facility provides for a seven-year, $200,000,000 revolving credit and term loan facility for use by the Company prior to August 1997, for acquisitions, working capital, capital expenditures and general corporate purposes. Any outstanding borrowings convert to a five year term loan in August 1997. The amended Bank Credit Facility provides that borrowings under the facility bear interest at either the Agent's base rate or .25% to .5625% above the Agent's eurodollar rate. The Company is required to pay a facility fee of between .125% to .3125% per annum on the unused portion of commitments, payable quarterly in arrears, until the commitments are terminated. In February 1996, the Company repaid all amounts outstanding under the Bank Credit Facility.

     The Bank Credit Facility contains covenants which, among other things, require the Company to maintain certain financial ratios and impose certain limitations or prohibitions on the Company with respect to (i) the incurrence of certain indebtedness, (ii) the creation of security interest on the assets of the Company, and (iii) the payment of cash dividends on, and the redemption or repurchase of, securities of the Company, investments and acquisitions. The Company was in compliance with such covenants at December 31, 1995. The Company is required to obtain bank consent for an acquisition with an aggregate purchase price of $35.0 million or more.

                         PHYCOR, INC. AND SUBSIDIARIES

     The aggregate maturities of long-term debt at December 31, 1995, are as follows (in thousands):

1996........................................................  $   587
1997........................................................    3,568
1998........................................................   12,360
1999........................................................   12,417
2000........................................................   12,481
Thereafter..................................................   25,079
                                                              -------
                                                              $66,492
                                                              =======

(11) LEASES

     The Company has entered into operating leases of commercial property and clinic equipment with affiliated physician groups and third parties. Commercial properties under operating leases include clinic buildings, satellite operations, and administrative facilities. Capital leases relating to clinic equipment expire at various dates during the next five years.

     The future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments at December 31, 1995, are as follows (in thousands):

                                                                           NET
                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
1996........................................................  $1,935     $ 3,953
1997........................................................   1,117       3,690
1998........................................................     650       2,581
1999........................................................     154       2,184
2000........................................................      15       2,028
Thereafter..................................................      --      12,053
                                                              ------     -------
     Total minimum lease payments...........................  $3,871     $26,489
                                                                         =======
Less amount representing interest (at rates ranging from 10%
  to 13%)...................................................     435
                                                              ------
     Present value of net minimum capital lease payments....   3,436
Less current installments of obligations under capital
  leases....................................................   1,799
                                                              ------
     Obligations under capital leases, excluding current
  installments..............................................  $1,637
                                                              ======

     At December 31, 1995, equipment with a cost of approximately $8,300,000 and accumulated depreciation of approximately $5,246,000 was held under capital leases.

     Net payments under operating basis include total commitments of $351,502,000 reduced by amounts to be reimbursed under clinic service agreements of $325,013,000. Payments due under operating leases include $158,700,000 payable to physician groups and their affiliates. In the event of a service agreement termination, any related lease obligations are also terminated. Total rental expense for operating leases in 1993, 1994, and 1995 was approximately $16,370,000, $22,961,000, and $37,920,000, respectively.

                         PHYCOR, INC. AND SUBSIDIARIES

(12) SHAREHOLDERS' EQUITY

  (a) Common Stock

     On April 15, 1994, the Company completed a public offering of 6,885,000 shares of its common stock. Net proceeds from the offering were approximately $58,700,000. On June 23, 1995, the Company completed an additional public offering of 6,955,000 shares of its common stock. Net proceeds from the offering were approximately $110,900,000.

     On November 18, 1994, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend on outstanding shares distributed December 15, 1994 to shareholders of record on December 1, 1994. A second three-for-two stock split was declared on August 18, 1995 to shareholders of record on September 1, 1995. All common share and per share data included in the financial statements and footnotes thereto have been restated to reflect these stock splits.

  (b) Preferred Stock

     The Company has 10,000,000 shares of authorized but unissued preferred stock. The Company has reserved for issuance 500,000 shares of Series A Junior Participating Preferred Stock issuable in the event of certain change-in-control events.

  (c) Warrants

     Warrants to purchase 778,159 shares of common stock were outstanding at December 31, 1995. In February 1992, the Company issued a warrant to purchase 42,187 shares of its common stock at an exercise price of $4.74 per share, exercisable at any time prior to February 1998.

     In June 1995, the Company issued warrants for the purchase of 348,001 shares of common stock in connection with the PMC offering, which consisted of the warrants and shares of PMC's Class B common stock. The exercise price of the warrants is $15.40. The warrants are exercisable at any time prior to May 2005.

     In November 1995, in connection with the agreements with Guthrie Clinic, the Company issued a warrant to purchase 387,967 shares of the common stock at an exercise price of $25.78 per share. The warrant is exercisable on the date of closing of the acquisition of the assets of the clinic, after the satisfaction of certain conditions.

  (d) 1988 Stock Incentive Plan and Other Stock Plans

     The Company has reserved 9,000,000 shares of its Common Stock for issuance pursuant to options to be granted under its 1988 Stock Incentive Plan (the
Plan). Options have been granted to employees and directors of the Company, and will expire ten years after the date on which they were granted. The exercise price of the options is the estimated fair market value of the Company's common stock on the date the options are granted. In addition to options granted under the Plan, the Company has granted options for the purchase of 25,312 shares of its common stock to a director of the Company and a consultant.

     The Company also established an employee stock purchase plan, and reserved 843,750 common shares for the plan. During 1994 and 1995, approximately 97,000 and 66,000 shares were issued relative to the plan. Shares issued under the employee stock purchase plan will generally be priced at the lower of 85% of the fair market value of the Company's common stock on the first or the last trading days of the plan year.

                         PHYCOR, INC. AND SUBSIDIARIES

     Under the directors' stock plan, 337,500 shares of its common stock are reserved for issuance. Beginning in 1995, options issued under the directors' plan will generally be exercisable at the fair market value of the Company's common stock when the options are granted. Options to purchase 89,437 shares of common stock were outstanding at December 31, 1995. During 1995, 9,090 shares were issued relative to the directors' stock plan.

     The following represents a summary of options outstanding at December 31, 1995:

                                                                                EXERCISABLE AT
                                                      NUMBER       EXERCISE      DECEMBER 31,
                   DATE OF GRANT                     OF SHARES      PRICE            1995
                   -------------                     ---------   ------------  -----------------
1988...............................................     25,312   $2.97               25,312
1989...............................................     79,087    2.97-3.26          79,087
1990...............................................    192,293    4.15              192,293
1991...............................................    185,748    4.15              123,832
1992...............................................    691,050    3.33-4.74         386,522
1993...............................................  1,206,234    4.22- 8.45          6,750
1994...............................................  2,273,897    8.15-12.22             --
1995...............................................  2,900,208    11.14-25.67        40,500
                                                     ---------                     --------
                                                     7,553,829                      854,296
                                                     =========                     ========

     Options become exercisable in installments over periods ranging up to 60 months following the date of grant. All options become exercisable in full upon the occurrence of certain extraordinary events such as a tender offer for the stock of the Company. For options granted through December 31, 1995, the following summarizes the earliest periods in which options may be exercised:

Currently exercisable.......................................    854,296
  1996......................................................    624,414
  1997......................................................  1,310,900
  1998......................................................  2,106,529
  1999......................................................  1,704,453
  2000......................................................    953,237
                                                              ---------
                                                              7,553,829
                                                              =========

(13) INCOME TAX EXPENSE

     Current income tax expense for the years ended December 31, 1993, 1994, and 1995, consists of (in thousands):

                                                               1993     1994     1995
                                                              ------   ------   -------
Current:
  Federal...................................................  $   --   $2,199   $ 9,476
  State.....................................................     600    1,061     1,499
Deferred:
  Federal...................................................      --    1,302     2,564
  State.....................................................     492      264       384
                                                              ------   ------   -------
                                                              $1,092   $4,826   $13,923
                                                              ======   ======   =======

                         PHYCOR, INC. AND SUBSIDIARIES

     Total income tax expense differed from the amount computed by applying the U.S. Federal income tax rate of 34 percent in 1993 and 1994 and 35 percent in 1995 to earnings before income taxes and extraordinary item as a result of the following (in thousands):

                                                               1993      1994      1995
                                                              -------   -------   -------
Computed "expected" tax expense.............................  $ 2,799   $ 5,610   $12,529
Increase (reduction) in income taxes resulting from:
  Net operating loss carryforwards (utilized)...............   (2,366)   (3,662)       --
  State income taxes, net of federal income tax benefit.....      721       875     1,224
  Reduction of goodwill of acquired entity..................       --     1,951        --
  Increase in deferred tax rate.............................       --        --       160
  Other.....................................................      (62)       52        10
                                                              -------   -------   -------
          Total income tax expense..........................  $ 1,092   $ 4,826   $13,923
                                                              =======   =======   =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability are presented below (in thousands):

                                                        DECEMBER 31,      DECEMBER 31,
                                                            1994              1995
                                                        ------------      ------------
Deferred tax assets:
  Reserves for incurred but not reported
     self-insurance claims............................    $   511           $   555
  Operating loss carryforwards........................      1,421             4,208
  Deferred gain on sale and leaseback.................        304               304
  Alternative Minimum Tax credit......................      1,114                --
  Other...............................................        561             1,288
                                                          -------           -------
          Total gross deferred tax asset..............      3,911             6,355
  Less valuation allowance............................     (1,380)           (2,520)
                                                          -------           -------
          Net deferred tax asset......................    $ 2,531           $ 3,835
                                                          =======           =======
Deferred tax liability:
  Plant and equipment, principally due to differences
     in depreciation..................................    $ 2,385           $ 3,463
  Capital leases......................................      2,035             1,814
  Clinic service agreements...........................      2,962             4,658
  Prepaid expenses....................................      1,060             1,293
  Other...............................................         78               265
                                                          -------           -------
          Total deferred tax liability................    $ 8,520           $11,493
                                                          =======           =======

     The significant components of the deferred tax expense as of December 31, 1994 and 1995 are as follows (in thousands):

                                                               1994         1995
                                                              -------      ------
Change in net deferred tax liability........................  $ 5,497      $1,669
Deferred taxes of acquired entities.........................     (912)      1,279
Decrease in valuation allowance for deferred tax assets.....   (3,019)         --
                                                              -------      ------
  Deferred tax expense......................................  $ 1,566      $2,948
                                                              =======      ======

     The valuation allowance for deferred tax assets as of December 31, 1995 was $2,520,000. The net change in the total valuation allowance, which primarily relates to federal and state net operating

                         PHYCOR, INC. AND SUBSIDIARIES
loss carryforwards, for the year ended December 31, 1995 was an increase of $1,140,000. The increase in the valuation reserve relates to deferred tax assets of entities acquired during 1995. As of December 31, 1995, the Company had approximately $6,000,000 of federal and $28,000,000 of state net operating loss carryforwards which begin to expire in 2003. The utilization of these carryforwards is subject to the future level of taxable income of the applicable subsidiaries.

(14) EMPLOYEE BENEFIT PLANS

     As of January 1, 1989, the Company adopted the PhyCor, Inc. Savings and Profit Sharing Plan. The Plan is a defined contribution plan covering substantially all employees. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The contributions for 1993, 1994, and 1995 amounted to $1,635,000, $2,265,000, and $3,976,000, respectively.

     In connection with certain of the Company's acquisitions, the Company adopted employee retirement plans previously sponsored solely by the physician groups. The Company has recognized as expense its required contributions to be made to the plans of approximately $526,000, $1,016,000, and $1,248,000 relative to its employees for 1993, 1994 and 1995, respectively.

(15) COMMITMENTS AND CONTINGENCIES

  (a) Employment Agreements

     The Company has entered into employment agreements with certain of its management employees, which include, among other terms, noncompetitive provisions and salary and benefits continuation.

  (b) Commitments to Physician Groups

     Under the terms of certain of its service agreements, the Company is committed to provide capital for the improvement and expansion of clinic facilities. Each such service agreement specifies the amount of the commitment and the period over which payments are to be made. The commitments vary depending on such factors as total capital expenditures, the number of physicians practicing at each clinic, and the cost of specific planned projects. All projects funded under these commitments must be approved by the Company before they commence.

     The Company is also committed to provide, under certain circumstances, advances to physician groups to principally finance the recruitment of new physicians. These advances will be repaid out of the physician groups' share of future clinic revenue. At December 31, 1994 and 1995, $712,000 and $672,000, respectively, of such advances were outstanding.

  (c) Litigation

     The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company has malpractice insurance to protect against such claims or legal actions. In the opinion of management, the ultimate resolution of such matters will be adequately covered by the insurance and will not have a material adverse effect on the Company's financial position or results of operations.

                         PHYCOR, INC. AND SUBSIDIARIES

  (d) Insurance

     The Company and its affiliated physician groups are insured with respect to medical malpractice risks on a claims-made basis. Management is not aware of any claims against it or its affiliated physician groups which might have a material impact on the Company's financial position.

  (e) Contingent Consideration

     In connection with the acquisition of clinic operating assets, the Company is contingently obligated to pay an estimated additional $33,838,000 in future years, depending on the achievement of certain financial and operational objectives by the related physician groups. Such liability, if any, will be recorded in the period in which the outcome of the contingency becomes known. Any payment made will be allocated among the assets acquired and will not immediately be charged to expense.

(16) SUBSEQUENT EVENT

     On May 10, 1996, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend on outstanding shares distributed June 14, 1996 to shareholders of record on May 31, 1996. All common shares and per share data included in the consolidated financial statements and notes thereto are restated to reflect the stock split.

                         PHYCOR, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
              DECEMBER 31, 1995 AND SEPTEMBER 30, 1996 (UNAUDITED)
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1995           1996
                                                              ------------   -------------
                                                                              (UNAUDITED)
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 18,827       $ 31,283
  Accounts receivable, net..................................     167,028        249,541
  Inventories...............................................       8,939         13,765
  Prepaid expenses and other assets.........................      22,727         32,292
                                                                --------       --------
          Total current assets..............................     217,521        326,881
Property and equipment, net.................................     108,813        143,536
Intangible assets...........................................     308,963        504,648
Other assets................................................       8,289         14,807
                                                                --------       --------
          Total assets......................................    $643,586       $989,872
                                                                ========       ========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt....................    $    587       $    277
  Current installments of obligations under capital
     leases.................................................       1,799          1,304
  Accounts payable..........................................      20,020         22,861
  Income taxes payable......................................       2,714          1,379
  Due to physician groups...................................      48,917         66,944
  Salaries and benefits payable.............................      11,381         20,580
  Other accrued expenses and liabilities....................      20,683         44,777
                                                                --------       --------
          Total current liabilities.........................     106,101        158,122
Long-term debt, excluding current installments..............      65,905         62,325
Obligations under capital leases, excluding current
  installments..............................................       1,637          1,556
Convertible subordinated debentures.........................          --        200,000
Convertible subordinated notes payable to physician
  groups....................................................      59,369         65,699
Due to physician groups.....................................      13,722         56,900
Deferred tax credits and other liabilities..................       8,030         13,561
                                                                --------       --------
          Total liabilities.................................     254,764        558,163
                                                                --------       --------
Shareholders' equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized.............................................          --             --
  Common stock, no par value; 250,000,000 shares authorized;
     issued and outstanding, 53,399,000 shares in 1995 and
     54,487,000 in 1996.....................................     363,211        380,916
  Retained earnings.........................................      25,611         50,793
                                                                --------       --------
          Total shareholders' equity........................     388,822        431,709
                                                                --------       --------
          Total liabilities and shareholders' equity........    $643,586       $989,872
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                         PHYCOR, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
         THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)

                                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                                       SEPTEMBER 30,         SEPTEMBER 30,
                                                    -------------------   -------------------
                                                      1995       1996       1995       1996
                                                    --------   --------   --------   --------
                                                                   (UNAUDITED)
Net revenue.......................................  $114,038   $196,418   $305,948   $535,562
Operating expenses (income):
  Clinic salaries, wages and benefits.............    42,320     74,727    114,132    204,493
  Clinic supplies.................................    17,799     30,383     46,899     81,459
  Purchased medical services......................     4,469      5,371     12,571     15,295
  Other clinic expenses...........................    18,673     32,191     49,346     88,737
  General corporate expenses......................     3,468      5,032     10,391     15,307
  Rents and lease expense.........................     9,790     16,729     25,588     44,768
  Depreciation and amortization...................     5,532     10,596     15,084     28,158
  Interest income.................................      (515)      (755)    (1,086)    (2,792)
  Interest expense................................       708      4,206      3,666     10,761
  Minority interests in earnings of consolidated
     partnerships.................................     1,770      3,185      4,980      8,429
                                                    --------   --------   --------   --------
          Net operating expenses..................   104,014    181,665    281,571    494,615
                                                    --------   --------   --------   --------
          Earnings before income taxes............    10,024     14,753     24,377     40,947
Income tax expense................................     3,909      5,680      9,469     15,765
                                                    --------   --------   --------   --------
          Net earnings............................  $  6,115   $  9,073   $ 14,908   $ 25,182
                                                    ========   ========   ========   ========
Earnings per common share.........................  $    .11   $    .15   $    .29   $    .42
                                                    ========   ========   ========   ========
Weighted average number of shares and share
  equivalents outstanding.........................    58,172     60,843     51,786     60,555
                                                    ========   ========   ========   ========

          See accompanying notes to consolidated financial statements.

                         PHYCOR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS)

                                                            THREE MONTHS ENDED      NINE MONTHS ENDED
                                                               SEPTEMBER 30,          SEPTEMBER 30,
                                                            -------------------   ---------------------
                                                              1995       1996       1995        1996
                                                            --------   --------   ---------   ---------
                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net earnings............................................  $  6,115   $  9,073   $  14,908   $  25,182
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation and amortization.........................     5,532     10,596      15,084      28,158
    Minority interests....................................      (696)       192       1,285       1,586
    Increase (decrease) in cash, net of effects of clinic
      acquisitions, due to changes in:
      Accounts receivable.................................    (5,113)   (14,594)    (11,342)    (30,219)
      Inventories.........................................      (404)    (1,362)     (1,173)     (2,307)
      Prepaid expenses and other assets...................        66     (3,059)     (1,807)     (9,164)
      Accounts payable....................................     1,474      1,588       1,620      (2,907)
      Due to physician groups.............................     1,078      4,637       5,731       7,243
      Other accrued expenses and liabilities..............     3,419      7,189       4,327      19,166
                                                            --------   --------   ---------   ---------
         Net adjustments..................................     5,356      5,187      13,725      11,556
                                                            --------   --------   ---------   ---------
         Net cash provided by operating activities........    11,471     14,260      28,633      36,738
                                                            --------   --------   ---------   ---------
Cash flows from investing activities:
  Payments for clinic operating assets, net of cash
    acquired..............................................   (45,246)   (57,434)   (109,543)   (179,124)
  Purchase of property and equipment......................    (6,337)   (12,606)    (19,987)    (36,069)
  Investments in other assets.............................     1,505       (820)       (616)     (1,675)
                                                            --------   --------   ---------   ---------
         Net cash used by investment activities...........   (50,078)   (70,860)   (130,146)   (216,868)
                                                            --------   --------   ---------   ---------
Cash flows from financing activities:
  Net proceeds from issuance of convertible debentures....        --         --          --     194,395
  Proceeds from long-term borrowings......................    42,000     50,000     114,100     100,000
  Repayment of long-term borrowings.......................      (128)      (100)    (99,764)   (104,464)
  Repayment of obligations under capital leases...........      (478)      (450)     (1,343)     (1,270)
  Net proceeds (expense) from issuance of stock and
    warrants..............................................       (48)       924     113,358       4,010
  Loan costs incurred.....................................       (58)       (85)       (201)        (85)
                                                            --------   --------   ---------   ---------
         Net cash provided by financing activities........    41,288     50,289     126,150     192,586
                                                            --------   --------   ---------   ---------
Net increase (decrease) in cash and cash equivalents......     2,681     (6,311)     24,637      12,456
Cash and cash equivalents -- beginning of period..........    28,416     37,594       6,460      18,827
                                                            --------   --------   ---------   ---------
Cash and cash equivalents -- end of period................  $ 31,097   $ 31,283   $  31,097   $  31,283
                                                            ========   ========   =========   =========
SUPPLEMENTAL SCHEDULE OF INVESTING ACTIVITIES:
Effects of acquisitions:
  Assets acquired, net of cash............................  $ 95,593   $ 88,422   $ 188,600   $ 274,366
  Liabilities assumed.....................................   (31,210)   (36,487)    (62,283)   (135,936)
  Payment of deferred purchase price obligations..........     6,821     16,944      15,285      60,793
  Issuance of convertible subordinated notes payable......   (13,085)    (4,438)    (19,186)    (12,667)
  Issuance of common stock and warrants...................   (12,873)    (7,007)    (12,873)     (7,432)
                                                            --------   --------   ---------   ---------
         Payments for clinic operating assets.............  $ 45,246   $ 57,434   $ 109,543   $ 179,124
                                                            ========   ========   =========   =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Capital lease obligations incurred to acquire
  equipment...............................................  $     70   $    278   $     131   $     464
                                                            ========   ========   =========   =========
Conversion of subordinated debentures and
  notes payable to common stock...........................  $ 18,255   $    110   $  51,499   $   6,252
                                                            ========   ========   =========   =========

          See accompanying notes to consolidated financial statements.

                         PHYCOR, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

(1) BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X.

     In the opinion of management, the unaudited interim financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals which are necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

     These financial statements, footnote disclosures and other information should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

(2) ACQUISITIONS

     During 1995 and through September 30, 1996, the Company, through wholly-owned subsidiaries, acquired certain operating assets of the following clinics:

                   CLINIC                      EFFECTIVE DATE             LOCATION
                   ------                      --------------             --------
1995:
  Tidewater Physicians Multispecialty
     Group..................................  January 1, 1995    Newport News, Virginia
  Northeast Arkansas Clinic.................  March 1, 1995      Jonesboro, Arkansas
  PAPP Clinic...............................  May 1, 1995        Newnan, Georgia
  Ogden Clinic..............................  June 1, 1995       Ogden, Utah
  Arnett Clinic.............................  August 1, 1995     Lafayette, Indiana
  Casa Blanca Clinic........................  September 1, 1995  Mesa, Arizona
  South Texas Medical Clinics...............  November 1, 1995   Wharton, Texas
  South Bend Clinic(A)......................  November 1, 1995   South Bend, Indiana
  Guthrie Clinic(B).........................  November 17, 1995  Sayre, Pennsylvania
1996:
  Arizona Physicians Center.................  January 1, 1996    Phoenix, Arizona
  Clinics of North Texas....................  March 1, 1996      Wichita Falls, Texas
  Carolina Primary Care.....................  May 1, 1996        Columbia, South Carolina
  Harbin Clinic.............................  May 1, 1996        Rome, Georgia
  Focus Health Services.....................  July 1, 1996       Denver, Colorado
  Clark-Holder Clinic.......................  July 1, 1996       LaGrange, Georgia
  Medical Arts Clinic.......................  August 1, 1996     Minot, North Dakota
  Wilmington Health Associates..............  August 1, 1996     Wilmington, North Carolina
  Gulf Coast Medical Group..................  August 1, 1996     Galveston, Texas

---------------

(A) The South Bend Clinic was operated by the Company under a management agreement between November 1, 1995 and December 31, 1995. Effective January 1, 1996, the Company completed the purchase of certain clinic operating assets and entered into a 40-year service agreement with the affiliated physician group.

(B) The Company has entered into a series of agreements with Guthrie Clinic whereby the Company agreed to provide management services for up to five years and agreed, pending

                         PHYCOR, INC. AND SUBSIDIARIES
     satisfaction of certain conditions, to acquire certain assets of the clinic prior to the termination or expiration of the interim management agreement.

     During the third quarter, the Company also completed its acquisition of SPACO Management Company, Inc. (SPACO), an IPA management company in Dallas, Texas, and certain assets of Southwest Physician Associates, a 972-physician IPA associated with SPACO. In addition, the Company acquired various individual physician practices and single specialty groups which were merged into clinics already operated by the Company.

     The acquisitions were accounted for as purchases, and the accompanying consolidated financial statements include the results of their operations from the dates of their respective acquisitions. Simultaneous with each acquisition, the Company entered into a long-term service agreement with the related clinic physician group. The service agreements are 40 years in length. In conjunction with certain acquisitions, the Company is obligated to make deferred payments to physician groups. Such payments are included in amounts due to physician groups in the accompanying balance sheets.

     Effective January 1, 1995, the Company completed its merger with North American Medical Management, Inc. ("North American"), an operator and manager of independent practice associations (IPAs). North American IPAs provide capitated medical services through over 6,000 affiliated physicians. The Company may make future payments for the North American acquisition pursuant to an earn-out formula during 1996, 1997, and 1998 of up to an aggregate of $70 million, subject to adjustment to a maximum of $130 million in the event of future acquisitions by North American of additional interests in IPA management entities. The first of such payments was made in the first quarter of 1996. Of the future payments made, a portion may be payable in shares of the Company's common stock.

     The unaudited consolidated pro forma results of all current, continuing operations assuming all 1995 and 1996 acquisitions, excluding the Guthrie Clinic which is operated under a management agreement, had been consummated on January 1, 1995 are as follows (in thousands, except for earnings per share):

                                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                                       SEPTEMBER 30,         SEPTEMBER 30,
                                                    -------------------   -------------------
                                                      1995       1996       1995       1996
                                                    --------   --------   --------   --------
Net revenue.......................................  $155,134   $199,347   $461,221   $584,951
Earnings before income taxes......................    12,657     14,864     34,700     44,111
Net earnings......................................     7,721      9,141     21,205     27,128
Earnings per common share.........................       .13        .15        .40        .45
Weighted average number of shares and share
  equivalents outstanding.........................    59,423     60,853     53,267     60,726

(3) NET REVENUE

     Revenue for all physician groups is recorded at established rates reduced by allowances for doubtful accounts and contractual adjustments. Contractual adjustments arise due to the terms of certain reimbursement and managed care contracts. Such adjustments represent the difference between charges at established rates and estimated reimbursable amounts and are recognized by the physician groups in the period the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are recorded by the physician groups as contractual adjustments in the period final settlements are made.

                         PHYCOR, INC. AND SUBSIDIARIES

     The following represent amounts included in the determination of net revenue (in thousands):

                                             THREE MONTHS ENDED       NINE MONTHS ENDED
                                               SEPTEMBER 30,            SEPTEMBER 30,
                                            --------------------    ----------------------
                                              1995        1996        1995         1996
                                            --------    --------    --------    ----------
Gross physician group revenues............  $275,566    $488,208    $741,644    $1,343,844
Less:
  Provisions for doubtful accounts and
     contractual adjustments..............    93,504     179,649     248,016       484,788
                                            --------    --------    --------    ----------
          Net physician group revenue.....   182,062     308,559     493,628       859,056
IPA revenue...............................    38,209      58,926      99,840       171,778
Less amounts retained by physician groups
  and IPAs
  IPAs....................................    30,772      45,727      80,059       136,985
  Physician groups........................    67,718     112,443     187,028       323,197
  Clinic technical employee
     compensation.........................     7,743      12,897      20,433        35,090
                                            --------    --------    --------    ----------
          Net revenue.....................  $114,038    $196,418    $305,948    $  535,562
                                            ========    ========    ========    ==========

(4) CAPITALIZATION

     During February 1996, the Company completed a public offering of convertible subordinated debentures, which mature in 2003. Gross and net proceeds from the offering were $200,000,000 and approximately $194,400,000, respectively. The debentures were priced at par with a coupon rate of 4.5% and are convertible into the Company's common stock at $38.67 per share. The debentures may not be redeemed at the Company's option prior to February 15, 1998. From February 15, 1998 to February 15, 1999, the debentures may be redeemed only if the price of the Company's common stock exceeds $54.13. From February 15, 1999 to maturity, the debentures may be redeemed by the Company at prices decreasing from 102.572% of face value to face value.

     On May 15, 1996, the Company's shareholders approved an amendment to the Company's Restated Charter which increased from 100,000,000 shares to 250,000,000 shares the number of authorized shares of the Company's Common Stock.

     On May 10, 1996, the Company declared a three-for-two split effected in the form of a 50% stock dividend on outstanding shares distributed June 14, 1996 to shareholders of record on May 29, 1996. All common shares and per share data included in the financial statements and footnotes thereto are restated to reflect the stock split.

(5) SUBSEQUENT EVENTS

     Since September 30, 1996, the Company has completed the purchase of certain operating assets of Hattiesburg Clinic, a 100-physician multi-specialty clinic based in Hattiesburg, Mississippi, Toledo Clinic, a 80-physician multi-specialty clinic based in Toledo, Ohio, Lewis-Gale Clinic, a 106-physician multi-specialty clinic based in Roanoke, Virginia, and First Physicians Medical Group, a 21-physician multi-specialty clinic based in Palm Springs, California. The Company has also entered into a 40-year service agreement with each of these physician groups.

     In January 1997, PhyCor consummated its merger with Straub Clinic & Hospital, Incorporated, an integrated health care system with a 152-physician multi-specialty clinic and 159-bed acute care hospital located in Honolulu, Hawaii. In connection with the merger, PhyCor will also provide management services to a related 35-physician group.

                         PHYCOR, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                             BASIS OF PRESENTATION

     The accompanying pro forma consolidated balance sheet as of September 30, 1996 and the related pro forma consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996, give effect to all completed 1995, 1996 and 1997 acquisitions, and the pending acquisitions of Guthrie Clinic Ltd. and clinics in Washington and Florida, as if they had occurred on the first day of 1995. The pro forma information is based on the historical financial statements of PhyCor and the acquired entities giving effect to the acquisitions under the purchase method of accounting, and the assumptions and adjustments in the accompanying notes to the pro forma consolidated financial information.

     The pro forma statements have been prepared by PhyCor management based on the unaudited financial statements of the acquired entities adjusted when necessary, to the basis of accounting used in the historical financial statements of PhyCor. Such adjustments include modifying the pro forma consolidated statements of operations to reflect operations as if the related service agreement had been in effect during the year presented. Additional general corporate expenses which would have been required to support the operations of the acquired clinics are not included in the consolidated pro forma results of operations. These pro forma statements may not be indicative of the results that would have occurred if the acquisitions had been in effect on the date indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the consolidated financial statements and notes of PhyCor and subsidiaries contained elsewhere or incorporated by reference herein.

                         PHYCOR, INC. AND SUBSIDIARIES

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                ASSETS
                                                               ACQUIRED      EFFECTS OF        PRO
                                                                  AND       ACQUISITIONS      FORMA
                                                   PHYCOR     LIABILITIES   AND RELATED    CONSOLIDATED
                                                 HISTORICAL     ASSUMED      FINANCINGS       TOTALS
                                                 ----------   -----------   ------------   ------------
                                                ASSETS
Current assets:
  Cash and cash equivalents....................   $ 31,283     $ 12,983       $     --      $   44,266
  Accounts receivable, net.....................    249,541      102,155             --         351,696
  Other current assets.........................     46,057        8,536             --          54,593
                                                  --------     --------       --------      ----------
          Total current assets.................    326,881      123,674             --         450,555
Property and equipment, net....................    143,536       54,923             --         198,459
Intangible assets..............................    504,648           --        176,920         681,568
Other assets...................................     14,807       18,790             --          33,597
                                                  --------     --------       --------      ----------
          Total assets.........................   $989,872     $197,387       $176,920      $1,364,179
                                                  ========     ========       ========      ==========

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt.......   $    277     $ 10,289       $     --      $   10,566
  Current installments of obligations under
     capital leases............................      1,304          873             --           2,177
  Accounts payable.............................     22,861       22,089             --          44,950
  Due to physician groups......................     66,944          666         18,876          86,486
  Other accrued expenses and liabilities.......     66,736       36,059             --         102,795
                                                  --------     --------       --------      ----------
          Total current liabilities............    158,122       69,976         18,876         246,974
Long-term debt, excluding current
  installments.................................     62,325       31,074        136,270         229,669
Obligations under capital leases, excluding
  current installment..........................      1,556        4,203             --           5,759
Convertible subordinated debentures............    200,000           --             --         200,000
Convertible subordinated notes payable to
  physician groups.............................     65,699           --         45,728         111,427
Due to physician groups........................     56,900           --         31,135          88,035
Other long-term liabilities....................     13,561       29,378             --          42,939
                                                  --------     --------       --------      ----------
          Total liabilities....................    558,163      134,631        232,009         924,803
Shareholders' equity:
  Common stock.................................    380,916           --          7,667         388,583
  Retained earnings............................     50,793           --             --          50,793
                                                  --------     --------       --------      ----------
          Total shareholders' equity...........    431,709           --          7,667         439,376
                                                  --------     --------       --------      ----------
          Total liabilities and shareholders'
            equity.............................   $989,872     $134,631       $239,676      $1,364,179
                                                  ========     ========       ========      ==========

    See accompanying notes to pro forma consolidated financial information.

                         PHYCOR, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
      (ALL AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)
                                  (UNAUDITED)

                                                                     CONSOLIDATED
                                                                     RESULTS FOR
                                       COMPLETED                      COMPLETED       PROBABLE                    PRO FORMA
                         HISTORICAL   TRANSACTIONS   ADJUSTMENTS     TRANSACTIONS   TRANSACTIONS   ADJUSTMENTS      TOTAL
                         ----------   ------------   -----------     ------------   ------------   -----------    ---------
Revenue
  Net revenue..........   $535,562      $  2,156      $ 142,362(B)     $680,080       $     --      $  96,254(B)  $734,288
                                                                                                      (42,046)(F)
  Net patient service
    revenue............         --       375,207       (375,207)(A)          --        141,499       (141,499)(A)       --
                          --------      --------      ---------        --------       --------      ---------     --------
                           535,562       377,363       (232,845)        680,080        141,499        (87,291)     734,288
Direct clinic
  expenses.............    389,984       202,295       (101,203)        491,076         80,300        (31,349)(F)  540,027
Physician compensation
  and benefits.........         --       125,123       (125,123)(A)          --         53,340        (53,340)(A)       --
General corporate
  expenses.............     15,307            --             --          15,307             --             --       15,307
Rents and leases.......     44,768        20,607         (6,186)         59,189          2,730         (3,086)(F)   58,833
Interest, net..........      7,969         5,859          2,523(D)       16,351          2,034            155(D)    17,063
                                                                                                       (1,477)(F)
Depreciation and
  amortization.........     28,158         5,661          3,194(E)       37,013          2,857          1,652(E)    39,430
                                                                                                       (2,092)(F)
Minority interests in
  earnings of
  consolidated
  partnerships.........      8,429            --             --           8,429             --             --        8,429
                          --------      --------      ---------        --------       --------      ---------     --------
    Earnings before
      income taxes.....     40,947        17,818         (6,050)         52,715            238          2,246       55,199
Income tax expense.....     15,765            (6)         4,536(C)       20,295             --            957(C)    21,252
                          --------      --------      ---------        --------       --------      ---------     --------
    Net earnings.......   $ 25,182      $ 17,824      $ (10,586)       $ 32,420       $    238      $   1,289     $ 33,947
                          ========      ========      =========        ========       ========      =========     ========
Earnings per share.....   $    .42                                     $    .53                                   $    .54
                          ========                                     ========                                   ========
Weighted average number
  of shares
  outstanding..........     60,555                                       61,669                                     62,992
                          ========                                     ========                                   ========

     See accompanying notes to pro forma consolidated financial information

                         PHYCOR, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
      (ALL AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)
                                  (UNAUDITED)

                                                                    CONSOLIDATED
                                                                    RESULTS FOR
                                       COMPLETED                     COMPLETED       PROBABLE                    PRO FORMA
                         HISTORICAL   TRANSACTIONS   ADJUSTMENTS    TRANSACTIONS   TRANSACTIONS   ADJUSTMENTS      TOTAL
                         ----------   ------------   -----------    ------------   ------------   -----------    ---------
Revenue:
  Net revenue..........   $441,596      $  2,478      $ 318.233(B)    $762,307       $     --      $ 116,747(B)  $874,541
                                                                                                      (4,513)(F)
  Net patient service
    revenue............         --       705,504       (705,504)(A)         --        171,555       (171,555)(A)       --
                          --------      --------      ---------       --------       --------      ---------     --------
                           441,596       707,982       (387,271)       762,307        171,555        (59,321)     874,541
Direct clinic expenses.    323,076       364,432       (131,115)       556,393         96,602         (3,430)(F)  649,565
Physicians'
  compensation and
  benefits.............         --       272,135       (272,135)(A)         --         69,952        (69,952)(A)       --
General corporate
  expenses.............     14,191            --             --         14,191             --             --       14,191
Rents and leases.......     36,740        38,291        (10,057)        64,974          3,477            (86)(F)   68,365
Interest, net..........      3,414         9,980          4,319(D)      17,713          3,152           (231)(D)   20,531
                                                                                                        (103)(F)
Depreciation and
  amortization.........     21,445        11,235          6,391(E)      39,071          3,694          2,277(E)    44,712
                                                                                                        (330)(F)
Minority interest in
  earnings of
  consolidated
  partnerships.........      6,933            --             --          6,933             --             --        6,933
                          --------      --------      ---------       --------       --------      ---------     --------
    Earnings before
      income taxes.....     35,797        11,909         15,326         63,032         (5,322)        12,534       70,244
Income tax expense.....     13,923        (2,566)        13,187         24,544             --          2,813       27,357
                          --------      --------      ---------       --------       --------      ---------     --------
    Net earnings.......   $ 21,874      $ 14,475      $   2,139       $ 38,488       $ (5,322)     $   9,721     $ 42,887
                          ========      ========      =========       ========       ========      =========     ========
Earnings per share.....   $    .41                                    $    .68                                   $    .74
                          ========                                    ========                                   ========
Weighted average number
  of shares
  outstanding..........     53,510                                      56,407                                     57,730
                          ========                                    ========                                   ========

    See accompanying notes to pro forma consolidated financial information.

     The accompanying pro forma consolidated financial information presents the pro forma consolidated financial position of PhyCor and subsidiaries as of September 30, 1996 and the results of their operations for the nine months ended September 30, 1996 and the year ended December 31, 1995.

     PhyCor acquired certain operating assets of Tidewater Physicians Multispecialty Group, Northeast Arkansas Clinic, PAPP Clinic, Ogden Clinic, Arnett Clinic, Casa Blanca Clinic, South Texas Medical Clinics and North American Medical Management, Inc. ("North American") in 1995. In 1996, PhyCor acquired certain operating assets of South Bend Clinic, Arizona Physicians Center, Clinics of North Texas, Carolina Primary Care, Harbin Clinic, Clark-Holder Clinic, Focus Health Services, Wilmington Health Associates, Medical Arts Clinic, SPACO Management Company, Gulf Coast Medical Group, Hattiesburg Clinic, Toledo Clinic, and Lewis-Gale Clinic. In 1997 PhyCor merged with Straub Clinic and Hospital and acquired certain operating assets of First Physician Medical Group. In addition, PhyCor expects to acquire the assets of Guthrie Clinic Ltd. and clinics in Washington, California and Florida. The accompanying pro forma combined balance sheet includes the acquired assets, assumed liabilities and effects of financing, as if the pending transactions had been completed on September 30, 1996. The accompanying pro forma consolidated statements of operations reflects the pro forma results of operations of PhyCor, as if the pending transactions had been completed on the first day of the period presented.

PRO FORMA CONSOLIDATED BALANCE SHEET

     The adjustments reflected in the pro forma consolidated balance sheet are to reflect the values of assets acquired and liabilities assumed in connection with transactions completed after September 30, 1996, and other pending transactions, and to reflect the effects of borrowings, the issuance of subordinated convertible notes and common stock and to reflect the recording of intangible assets acquired.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

     Certain amounts in the historical columns have been combined and reclassified in order to conform to the PhyCor presentation. The adjustments reflected to the pro forma consolidated statements of operations are as follows:

          (A) To eliminate net patient service revenue and physician compensation and benefits in total as such will be retained by the physician groups.

          (B) To accrue net revenue resulting from service agreements related to clinics acquired. Amounts were calculated based upon actual clinic results for the period, as adjusted, under the terms of the related service agreements.

          (C) To record estimated federal and state income taxes at a combined rate of approximately 39% in 1995 and 38.5% in 1996.

          (D) To reflect interest on acquisition-related borrowings. Interest was calculated at an annual rate of 6.25%.

          (E) To record amortization of the intangible assets. The asset is amortized over a period of 40 years.

          (F) To remove the results of the Guthrie Clinic while under the management agreement.

             ------------------------------------------------------
             ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   21
Management............................   26
Principal and Selling Shareholders....   28
Underwriting..........................   30
Legal Matters.........................   31
Experts...............................   31
Available Information.................   32
Incorporation of Certain Information
  by Reference........................   32
Index to Financial Statements.........  F-1

                               ------------------

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                6,400,000 SHARES

                                   PhyCor(R)

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                        EQUITABLE SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                               PIPER JAFFRAY INC.

                              SALOMON BROTHERS INC
                                           , 1997
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Commission Registration Fee.................................  $ 73,600
     National Association of Securities Dealers, Inc. Fee........    24,788
     Nasdaq Listing Fee..........................................    17,500
*    State Qualification Expenses (including legal fees).........     5,000
*    Printing Expenses...........................................   150,000
*    Legal Fees and Expenses.....................................    75,000
*    Auditors' Fees and Expenses.................................   100,000
*    Transfer Agent's Fees and Expenses..........................     2,000
*    Travel and Miscellaneous Expenses...........................   352,112
                                                                   --------
*    Total.......................................................  $800,000
                                                                   ========

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Article 8 of the Registrant's Amended Bylaws provides as follows:

          The Corporation may indemnify, and upon request may advance expenses to, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred in the action, suit or proceeding, despite the fact that such person has not met the standard of conduct set forth in Section 48-18-502(a) of the Tennessee Business Corporation Act (the "Act") or would be disqualified for indemnification under Section 48-18-502(d) of the Act, if a determination is made by the person or persons enumerated in Section 48-18-502(b) of the Act that the director or officer seeking indemnification is liable for (i) any breach of the duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or
     (iii) voting for or assenting to a distribution in violation of the Act.

     Section 7 of the Registrant's Restated Charter provides as follows:

          The Corporation shall indemnify, and upon request shall advance expenses to, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an "indemnitee"). The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the full extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may have or hereafter acquire under this Charter or the Bylaws of the Corporation or under any agreement or vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office; provided, however, that the Corporation shall not indemnify any such indemnitee in connection with a proceeding (or part thereof) if a judgment or other final adjudication adverse to the indemnitee establishes his liability (i) for any breach of the duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) under
     Section 48-18-304 of the Tennessee Business Corporation Act.

     (b) In addition to the foregoing provisions of the Amended Bylaws and Restated Charter of the Registrant, directors, officers, employees and agents of the Registrant may be indemnified by the Registrant, pursuant to the provisions of Section 48-18-501 et seq. of the Tennessee Code Annotated.

     (c) In addition, the Registrant maintains directors and officers liability insurance.

     (d) The Underwriting Agreement (set forth as Exhibit 1 hereto) provides for the indemnification by the Underwriters of the Registrant, each of the Registrant's directors, each of the Registrant's officers who signs this Registration Statement and each person who controls the Registrant within the meaning of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBITS
-------                        -----------------------
     1  --   Form of Underwriting Agreement
   4.1  --   Restated Charter of the Registrant(1)
   4.2  --   Amendment to Restated Charter of the Registrant(2)
   4.3  --   Amendment to Restated Charter of the Registrant(3)
   4.4  --   Amended Bylaws of the Registrant(1)
   4.5  --   Specimen of Common Stock Certificate(4)
   4.6  --   Shareholder Rights Agreement, dated February 18, 1994,
               between the Registrant and First Union National Bank of
               North Carolina(5)
     5  --   Opinion of Waller Lansden Dortch & Davis, A Professional
               Limited Liability Company
  23.1  --   Consent of KPMG Peat Marwick LLP
  23.2  --   Consent of Waller Lansden Dortch & Davis, A Professional
               Limited Liability Company (included in Exhibit 5)
    24  --   Power of Attorney (included on page II-4)

---------------

(1) Incorporated by reference to Exhibit 3.2 filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, Commission No. 0-19786.
(2) Incorporated by reference to Exhibit 4.2 filed with the Registrant's Registration Statement on Form S-3, Registration No. 33-93018.
(3) Incorporated by reference to Exhibit 4.3 filed with the Registrant's Registration Statement on Form S-3, Registration No. 33-98528.
(4) Incorporated by reference to Exhibit 4.2 filed with the Registrant's Registration Statement on Form S-1, Registration No. 33-44123.
(5) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 8-K dated February 18, 1994, Commission No. 0-19786.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities

Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on February 4, 1997.

                                          PHYCOR, INC.

                                          By:      /s/  JOSEPH C. HUTTS
                                            ------------------------------------
                                                      Joseph C. Hutts,
                                              Chairman of the Board, President
                                                and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below on this Registration Statement hereby constitutes and appoints Joseph C. Hutts and John K. Crawford and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                       TITLE                     DATE
                        ----                                       -----                     ----

                /s/  JOSEPH C. HUTTS                   Chairman of the Board,          February 4, 1997
-----------------------------------------------------    President and Chief
                   Joseph C. Hutts                       Executive Officer (Principal
                                                         Executive Officer) and
                                                         Director

                /s/  DERRIL W. REEVES                  Executive Vice President,       February 4, 1997
-----------------------------------------------------    Development and Director
                  Derril W. Reeves

                /s/  JOHN K. CRAWFORD                  Vice President and Chief        February 4, 1997
-----------------------------------------------------    Financial Officer (Principal
                  John K. Crawford                       Financial Officer and
                                                         Principal Accounting
                                                         Officer)

                /s/  THOMPSON S. DENT                  Executive Vice President,       February 4, 1997
-----------------------------------------------------    Corporate Services and
                  Thompson S. Dent                       Director

                        NAME                                       TITLE                     DATE
                        ----                                       -----                     ----
               /s/  RICHARD D. WRIGHT                  Executive Vice President,       February 4, 1997
-----------------------------------------------------    Operations and Director
                  Richard D. Wright

               /s/  RONALD B. ASHWORTH                 Director                        February 4, 1997
-----------------------------------------------------
                 Ronald B. Ashworth

               /s/  SAM A. BROOKS, JR.                 Director                        February 4, 1997
-----------------------------------------------------
                 Sam A. Brooks, Jr.

               /s/  WINFIELD DUNN                      Director                        February 4, 1997
-----------------------------------------------------
                    Winfield Dunn

                /s/  C. SAGE GIVENS                    Director                        February 4, 1997
-----------------------------------------------------
                   C. Sage Givens

             /s/  JOSEPH A. HILL, M.D.                 Director                        February 4, 1997
-----------------------------------------------------
                Joseph A. Hill, M.D.

            /s/  JAMES A. MONCRIEF, M.D.               Director                        February 4, 1997
-----------------------------------------------------
               James A. Moncrief, M.D.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
     1    --   Form of Underwriting Agreement
   4.1    --   Restated Charter of the Registrant(1)
   4.2    --   Amendment to Restated Charter of the Registrant(2)
   4.3    --   Amendment to Restated Charter of the Registrant(3)
   4.4    --   Amended Bylaws of the Registrant(1)
   4.5    --   Specimen of Common Stock Certificate(4)
   4.6    --   Shareholder Rights Agreement, dated February 18, 1994,
                 between the Registrant and First Union National Bank of
                 North Carolina(5)
     5    --   Opinion of Waller Lansden Dortch & Davis, A Professional
                 Limited Liability Company
  23.1    --   Consent of KPMG Peat Marwick LLP
  23.2    --   Consent of Waller Lansden Dortch & Davis, A Professional
                 Limited Liability Company (included in Exhibit 5)
    24    --   Power of Attorney (included on page II-4)

---------------

(1) Incorporated by reference to Exhibit 3.2 filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, Commission No. 0-19786.
(2) Incorporated by reference to Exhibit 4.2 filed with the Registrant's Registration Statement on Form S-3, Registration No. 33-93018.
(3) Incorporated by reference to Exhibit 4.3 filed with the Registrant's Registration Statement on Form S-3, Registration No. 33-98528.
(4) Incorporated by reference to Exhibit 4.2 filed with the Registrant's Registration Statement on Form S-1, Registration No. 33-44123.
(5) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 8-K dated February 18, 1994, Commission No. 0-19786.